603 Page 1 of 11 Form 603 Corporations Act 2001 Section 671B Notice of initial substantial holder To Company Name/Scheme RIO TINTO LTD ACN/ARSN/ABN 96 004 458 404 1. Details of substantial holder (1) Name JPMorgan Chase & Co. and its affiliates ACN/ARSN (if applicable) NA The holder became a substantial holder on 10/March/2025 2. Details of voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows: Class of securities (4) Number of securities Person's votes (5) Voting power (6) Ordinary 19,904,059.23 19,904,059.23 5.36% 3. Details of relevant interests The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows: Holder of relevant interest Nature of relevant interest (7) Class and number of securities JPMORGAN CHASE BANK, N.A. Securities on Loan as Agent Lender 3,624,430 (Ordinary) J.P. MORGAN SECURITIES PLC Holder of securities subject to an obligation to return under a securities lending agreement 7,899,902 (Ordinary) J.P. MORGAN SECURITIES PLC Purchase and sales of securities in its capacity as Principal/Proprietary 413,617.23 (Ordinary) J.P. MORGAN SECURITIES LLC Rehypothecation of client securities under a Prime Brokerage Agreement 33 (Ordinary) J.P. MORGAN SECURITIES LLC Holder of securities subject to an obligation to return under a securities lending agreement 1,250,000 (Ordinary) EXHIBIT 99.11

603 Page 2 of 11 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Purchase and sales of securities in its capacity as Principal/Proprietary 958,283 (Ordinary) J.P. MORGAN SE Purchase and sales of securities in its capacity as Principal/Proprietary 71,411 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. In its capacity as investment manager or in various other related capacities 3,178,122 (Ordinary) J.P. MORGAN SECURITIES LLC In its capacity as investment manager or in various other related capacities 636 (Ordinary) J.P.M INSTL INVESTMENTS INC. In its capacity as investment manager or in various other related capacities 376 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED In its capacity as investment manager or in various other related capacities 1,093,333 (Ordinary) JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED In its capacity as investment manager or in various other related capacities 66,404 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED In its capacity as investment manager or in various other related capacities 46,577 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED In its capacity as investment manager or in various other related capacities 858,822 (Ordinary) JPMORGAN CHASE BANK, N.A. In its capacity as investment manager or in various other related capacities 442,113 (Ordinary)

603 Page 3 of 11 4. Details of present registered holders The persons registered as holders of the securities referred to in paragraph 3 above are as follows: Holder of relevant interest Registered holder of securities Person entitled to be registered as holder (8) Class and number of securities JPMORGAN CHASE BANK, N.A. JPM Nominees Australia Pty Limited Various Borrowers under the Securities Lending Agreement 3,624,430 (Ordinary) J.P. MORGAN SECURITIES PLC JPM Nominees Australia Pty Limited JPM Nominees Australia Pty Limited 7,899,902 (Ordinary) J.P. MORGAN SECURITIES PLC JPM Nominees Australia Pty Limited J.P. MORGAN SECURITIES PLC 413,617.23 (Ordinary) J.P. MORGAN SECURITIES LLC Citi Australia Various Clients and Custodians 33 (Ordinary) J.P. MORGAN SECURITIES LLC Citi Australia Citi Australia 1,250,000 (Ordinary) J.P. MORGAN SECURITIES AUSTRALIA LIMITED Ecapital Nominees Pty Ltd J.P. MORGAN SECURITIES AUSTRALIA LIMITED 958,283 (Ordinary) J.P. MORGAN SE JPM Nominees Australia Pty Limited J.P. MORGAN SE 71,411 (Ordinary) JPMORGAN CHASE BANK, N.A. JPMorgan Chase Bank NA Various Clients and Custodians 2,874 (Ordinary) JPMORGAN CHASE BANK, N.A. JPMorgan Chase Bank - London Various Clients and Custodians 439,239 (Ordinary)

603 Page 4 of 11 J.P. MORGAN SECURITIES LLC Not Available Various Clients and Custodians 636 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. J.P. Morgan SE - Luxembourg Branch Various Clients and Custodians 273,927 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank NA Various Clients and Custodians 674,508 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. BROWN BROTHERS HARRIMAN TRUSTEE SERVICES (IRELAND ) LIMITED Various Clients and Custodians 57,312 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. STATE STREET GLOBAL MARKETS LLC Various Clients and Custodians 190,703 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank - London Various Clients and Custodians 1,582,473 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. The Bank Of New York Mellon Various Clients and Custodians 88,046 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. BNP Paribas, Italian Branch Various Clients and Custodians 1,478 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Northern Trust Company London Various Clients and Custodians 41,047 (Ordinary)

603 Page 5 of 11 J.P. MORGAN INVESTMENT MANAGEMENT INC. Brown Brothers Harriman and Co. (Boston) - USE REMAINING SPN 117331 Various Clients and Custodians 10,734 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. NEXI CAPITAL SPA Various Clients and Custodians 410 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Cibc Mellon Global Securities Services Co Toronto Various Clients and Custodians 11,434 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Northern Trust Company, Chicago Various Clients and Custodians 48,179 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank, N.A. - Hong Kong Branch Various Clients and Custodians 97 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. HSBC Institutional Trust Services (Asia) Limited Various Clients and Custodians 42,415 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. THE BANK OF NEW YORK MELLON CORPORATION Various Clients and Custodians 795 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Bank Of New York Mellon SA/NV Brussels Various Clients and Custodians 42,084 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Fidelity Strategic Advisors Various Clients and Custodians 110,284 (Ordinary)

603 Page 6 of 11 J.P. MORGAN INVESTMENT MANAGEMENT INC. BROWN BROTHERS HARRIMAN & CO. Various Clients and Custodians 2,196 (Ordinary) J.P.M INSTL INVESTMENTS INC. NEXI CAPITAL SPA Various Clients and Custodians 376 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED J.P. Morgan SE - Luxembourg Branch Various Clients and Custodians 362,526 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED STATE STREET GLOBAL MARKETS LLC Various Clients and Custodians 201,634 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED JPMorgan Chase Bank - London Various Clients and Custodians 271,137 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED State Street Bank International GmbH Various Clients and Custodians 90,349 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED State Street Bank Luxembourg, SA Various Clients and Custodians 18,624 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Bank Of New York Mellon SA/NV Brussels Various Clients and Custodians 33,094 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED BNP PARIBAS SECURITIES SERVICES FRANKFURT BRANCH Various Clients and Custodians 57,959 (Ordinary)

603 Page 7 of 11 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED CACEIS BANK SA/GERMANY Various Clients and Custodians 37,545 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED HSBC Continental Europe S.A., Germany Various Clients and Custodians 20,465 (Ordinary) JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED The Bank Of New York Mellon Various Clients and Custodians 66,404 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED J.P. Morgan SE - Luxembourg Branch Various Clients and Custodians 5,387 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED JPMorgan Chase Bank NA Various Clients and Custodians 201 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED BROWN BROTHERS HARRIMAN TRUSTEE SERVICES (IRELAND ) LIMITED Various Clients and Custodians 2,559 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Brown Brothers Harriman and Co. (Boston) - USE REMAINING SPN 117331 Various Clients and Custodians 11,960 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED STATE STREET BANK & TRUST COMPANY-HONG KONG Various Clients and Custodians 1,185 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Cibc Mellon Global Securities Services Co Toronto Various Clients and Custodians 51,451 (Ordinary)

603 Page 8 of 11 JPMORGAN ASSET MANAGEMENT (UK) LIMITED BNP Paribas Securities Services SCA Various Clients and Custodians 1,829 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Citibank, N.A., Hong Kong Branch Various Clients and Custodians 196,782 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED BNP Paribas (Sydney) Various Clients and Custodians 573,220 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED STATE STREET BANK & TRUST COMPANY-TORONTO Various Clients and Custodians 14,248 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Northern Trust Company London Various Clients and Custodians 30,567 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED JPMorgan Chase Bank, N.A. - Hong Kong Branch Various Clients and Custodians 942 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Bank Of New York Mellon SA/NV Brussels Various Clients and Custodians 6,091 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED RBC Dexia Investor Services Trust - London Various Clients and Custodians 4,271 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED BNP Paribas Securities Services SCA, Luxembourg Various Clients and Custodians 4,706 (Ordinary)

603 Page 9 of 11 5. Consideration The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows: Holder of relevant interest Date of acquisition Consideration (9) Class and number of securities See Appendix Cash Non-cash 6. Associates The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows: Name and ACN/ARSN (if applicable) Nature of association J.P. MORGAN SECURITIES AUSTRALIA LIMITED Subsidiary of JPMorgan Chase & Co. J.P. MORGAN INVESTMENT MANAGEMENT INC. Subsidiary of JPMorgan Chase & Co. J.P. MORGAN SE Subsidiary of JPMorgan Chase & Co. J.P. MORGAN SECURITIES LLC Subsidiary of JPMorgan Chase & Co. J.P. MORGAN SECURITIES PLC Subsidiary of JPMorgan Chase & Co. J.P.M INSTL INVESTMENTS INC. Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (UK) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN CHASE BANK, N.A. Subsidiary of JPMorgan Chase & Co. 7. Addresses The addresses of persons named in this form are as follows: Name Address JPMorgan Chase & Co. 383 Madison Avenue, New York, New York, NY, 10179, United States J.P. MORGAN SECURITIES AUSTRALIA LIMITED LEVEL 18, 83-85 CASTLEREAGH STREET, SYDNEY, NSW 2000, Australia J.P. MORGAN INVESTMENT MANAGEMENT INC. 383 Madison Avenue, New York, New York, NY, 10179, United States J.P. MORGAN SE TaunusTurm, Taunustor 1, Frankfurt am Main, Frankfurt, 60310, Germany J.P. MORGAN SECURITIES LLC 383 Madison Ave., New York, New York, NY, 10179, United States J.P. MORGAN SECURITIES PLC 25 Bank Street, Canary Wharf, London, E14 5JP, England

603 Page 10 of 11 J.P.M INSTL INVESTMENTS INC. 383 Madison Avenue, New York, New York, NY, 10179, United States JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED 19 & 20/F, Chater House, 8 Connaught Road Central, Hong Kong, Hong Kong JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED 42F&43F, 479 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, 200120, China JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Tokyo Building, 7-3 Marunouchi 2 Chome,Chiyoda-ku, Tokyo, 100 6432, Japan JPMORGAN ASSET MANAGEMENT (UK) LIMITED 60 Victoria Embankment, London, EC4Y0JP, England JPMORGAN CHASE BANK, N.A. 1111 Polaris Parkway, Columbus, Delaware, OH, 43240, United States Signature Print name Vasim Pathan Capacity Compliance Officer Sign here Date 12/March/2025

603 Page 11 of 11 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form. (2) See the definition of "associate" in section 9 of the Corporations Act 2001. (3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in. (6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100. (7) Include details of: (a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (8) If the substantial holder is unable to determine the identity of the person ( eg. if the relevant interest arises because of an option) write "unknown". (9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

TRADES FOR RELEVANT PERIOD Appendix Transaction Date Entity Product Type Type of Transaction Quantity Price (AUD) Consideration Balance at start of relevant period 17,662,942.23 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 123.31 1,109.79$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22) 119.47 2,628.34$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,920) 119.47 229,382.40$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,707) 119.47 323,405.29$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23) 119.12 2,739.81$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,551) 118.94 184,469.21$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,856) 119.22 936,576.78$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,816) 119.29 335,926.21$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,956) 118.99 232,753.09$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 118.88 594.38$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,806) 119.15 334,335.92$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (322) 119.11 38,354.46$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (69) 118.95 8,207.55$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,183) 119.47 1,097,093.01$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (90) 119.47 10,752.30$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (144) 119.75 17,244.63$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 119.47 11,469.12$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 123.31 3,822.61$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 123.31 1,109.79$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,870 119.44 701,111.76$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 257 119.17 30,625.44$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,917 119.36 1,541,825.60$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 624 119.47 74,549.28$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22 119.47 2,628.34$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,707 119.47 323,405.29$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 108 119.95 12,954.60$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 118.96 11,896.00$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 119.95 719.70$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 66 118.96 7,851.36$ 11-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 66,057 - -$ 11-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 80,000 - -$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment (15,207) - -$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment (41,464) - -$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment (23,437) - -$ 11-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment (1,479) - -$ 11-Nov-24 J.P. MORGAN SECURITIES PLC Equity Adjustment (2) - -$ 11-Nov-24 J.P. MORGAN SECURITIES PLC Equity Adjustment (3) - -$ 11-Nov-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (13) 119.61 1,554.93$ 11-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (94) 119.61 11,243.34$ 11-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Sell (252) 119.61 30,141.72$ 11-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (97) 119.61 11,602.17$ 11-Nov-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (133) 119.61 15,908.13$ 11-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Adjustment 1,044 - -$ 11-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 93,500 - -$ 11-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 400,000 - -$ 12-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (27,512) - -$ 12-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (197,788) - -$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 117.54 8,697.96$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (74) 117.54 8,697.96$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 117.54 705.24$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 117.54 352.62$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 117.54 352.62$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (234) 117.48 27,490.36$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,806) 117.71 330,292.50$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (312) 117.54 36,672.48$ 12-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 93 117.54 10,931.22$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,874) 117.54 220,269.96$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,874 117.54 220,269.96$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,249 116.50 145,509.59$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (725) 117.22 84,986.02$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,873) 116.02 217,299.26$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,693) 116.99 1,250,978.26$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25) 117.22 2,930.58$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,375) 117.53 631,712.81$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 116.50 11,650.00$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,760 117.09 440,273.02$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,874 117.54 220,269.96$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,000) 116.50 116,500.00$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,895) 117.18 339,227.88$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 522 117.21 61,182.55$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (135) 117.82 15,906.27$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25) 117.07 2,926.67$ 12-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (522) 119.47 62,363.34$ 12-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 16 117.54 1,880.64$ 12-Nov-24 J.P. MORGAN SECURITIES PLC Equity Sell (16) 117.54 1,880.64$ 12-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 10,000 - -$ 12-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 5,539 117.54 651,054.06$ 12-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 503 - -$ 12-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 206 - -$ 12-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (46,115) - -$ 12-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (39,348) - -$ 12-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 72 - -$ 12-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 23,599 - -$ 12-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (205,000) - -$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,231) 114.06 140,410.91$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,054) 114.01 918,224.24$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,249) 113.66 141,961.34$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25,006) 113.89 2,848,020.26$ 13-Nov-24 J.P. MORGAN SECURITIES PLC Equity Sell (1,319) 113.66 149,917.54$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,459) 113.85 1,873,868.23$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (34) 113.96 3,874.60$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 881 114.30 100,700.16$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,412) 113.86 502,343.56$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,643 114.06 643,656.45$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 114.37 7,319.38$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,917) 113.95 332,391.02$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,817 113.85 1,345,407.58$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,431 114.18 163,397.23$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 70 114.01 7,980.75$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (880) 113.88 100,215.97$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 113.97 1,595.61$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19,000 113.96 2,165,244.10$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (45) 113.82 5,121.80$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,699) 114.02 535,764.02$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 113.66 681.96$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,011) 113.66 1,251,510.26$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,011 113.66 1,251,510.26$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 113.66 681.96$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 113.66 227.32$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 113.66 227.32$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,611) 113.66 1,319,706.26$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 445 113.66 50,578.70$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,431) 117.54 168,199.74$ 13-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 113.66 3,523.46$ 13-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 2,440 - -$ 13-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 922 114.01 105,118.79$ 13-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (236) 115.00 27,140.00$ 13-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (404) 115.00 46,460.00$ 13-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,451) 115.00 281,865.00$ 13-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (6,062) 115.00 697,130.00$ 13-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 325 113.66 36,939.50$ 13-Nov-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (142) 115.00 16,330.00$ 13-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (227) 115.00 26,105.00$ 13-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (135) 115.00 15,525.00$ 13-Nov-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (44) 115.00 5,060.00$ 13-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,891) 115.00 217,465.00$ 13-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (32,895) - -$ 13-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 26,176 - -$ 14-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 49 113.92 5,582.08$ 14-Nov-24 J.P. MORGAN SECURITIES PLC Equity Sell (86) 113.92 9,797.12$ 14-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 1,131 113.92 128,843.52$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 217 113.92 24,720.64$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (217) 113.92 24,720.64$ 1/26

TRADES FOR RELEVANT PERIOD Appendix 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 113.92 683.52$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 113.92 113.92$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 113.92 113.92$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 117 114.05 13,343.75$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,561 113.70 177,485.70$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,054) 114.03 120,187.51$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18 114.28 2,057.05$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,026 114.07 573,305.35$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,023) 114.16 459,271.99$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,332 114.47 266,946.84$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19,000) 114.05 2,167,013.02$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (141) 114.39 16,128.98$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 114.25 571.24$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,177 114.35 1,621,105.93$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (226) 114.83 25,951.39$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 114.18 5,709.18$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,010) 113.66 342,116.60$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (360) 113.66 40,917.60$ 14-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,799) 113.66 545,454.34$ 14-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 6,693 - -$ 14-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 9,714 - -$ 14-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 1,728 - -$ 14-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 20,151 - -$ 14-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 4,837 - -$ 14-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 4,877 - -$ 14-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 3,703 - -$ 14-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 10,930 - -$ 14-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 32,940 - -$ 14-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 2,427 - -$ 14-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 774 114.50 88,623.39$ 14-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 151 114.18 17,241.35$ 14-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 195 113.92 22,214.40$ 14-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 294 - -$ 14-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,000 - -$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 937 113.75 106,583.75$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,646) 113.75 1,097,232.50$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,646 113.75 1,097,232.50$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 113.75 1,478.75$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 113.92 341.76$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,378) 113.85 156,885.50$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 113.75 113.75$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (38) 113.90 4,328.02$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (32,608) 113.75 3,709,160.00$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,146) 114.11 130,769.00$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (85) 114.09 9,697.37$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 248 114.03 28,279.40$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,988 113.97 340,552.28$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,016 113.85 1,709,551.57$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 886 113.59 100,641.73$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 55 113.98 6,269.10$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (887) 113.92 101,047.04$ 15-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,478) 113.92 282,293.76$ 15-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (510) - -$ 15-Nov-24 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (16,000) - -$ 15-Nov-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 93 113.51 10,556.43$ 15-Nov-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 5,743 113.84 653,760.15$ 15-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,894 - -$ 15-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16,491) - -$ 18-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (232) 116.21 26,960.72$ 18-Nov-24 J.P. MORGAN SECURITIES PLC Equity Sell (33) 116.21 3,834.93$ 18-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 601 116.23 69,852.69$ 18-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 70 115.81 8,106.80$ 18-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19) 115.87 2,201.48$ 18-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 138 115.38 15,922.62$ 18-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (229) 116.39 26,652.48$ 18-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15) 116.02 1,740.37$ 18-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (456) 115.90 52,849.02$ 18-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,684 116.21 544,327.64$ 18-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 115.84 1,853.49$ 18-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,953) 116.01 342,587.71$ 18-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 115.28 2,075.04$ 18-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17) 116.11 1,973.88$ 18-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,234 115.97 1,302,807.17$ 18-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (320) 115.89 37,086.23$ 18-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 113.75 13,650.00$ 18-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 25,000 - -$ 18-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 198 116.21 23,009.58$ 18-Nov-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (383) 115.55 44,255.11$ 18-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Sell (1,040) 114.32 118,892.80$ 18-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 66 116.21 7,669.86$ 18-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 383 - -$ 18-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 13,842 - -$ 18-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13,842) - -$ 18-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,108) - -$ 18-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (32,531) - -$ 18-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (350,000) - -$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,060 115.70 469,742.00$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62,307) 115.70 7,208,919.90$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62,307 115.70 7,208,919.90$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (67,612) 115.70 7,822,708.40$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (435) 116.15 50,526.26$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (146) 116.29 16,978.76$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (57) 116.40 6,634.96$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,836) 116.14 329,378.94$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,256 116.57 262,983.45$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 223 116.70 26,024.51$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,480 116.76 406,337.46$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47,284 116.60 5,513,339.51$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (115) 116.88 13,440.63$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (200) 116.36 23,271.50$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (37,071) 115.70 4,289,114.70$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 115.72 462.88$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 116.30 1,279.25$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,151 115.70 248,870.70$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (601) 116.21 69,842.21$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,252) 116.21 261,704.92$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 466 115.72 53,924.29$ 19-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,420 115.72 164,318.64$ 19-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,215) - -$ 19-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 120 115.70 13,884.00$ 19-Nov-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (158) 115.93 18,316.94$ 19-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,280) - -$ 19-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (161,200) - -$ 19-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 30,139 - -$ 19-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 861 - -$ 19-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (244,387) - -$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 185 115.70 21,404.50$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (920) 115.90 106,628.00$ 20-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 59 115.83 6,833.93$ 20-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 37 116.02 4,292.76$ 20-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 256 115.88 29,665.38$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (476) 116.12 55,272.72$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17,156) 115.90 1,988,380.40$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (997) 115.93 115,584.65$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,202) 115.54 254,423.69$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15) 115.53 1,732.95$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 279 116.08 32,386.06$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 116.66 1,283.26$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 624 116.29 72,562.37$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (101) 115.83 11,698.73$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (244) 115.59 28,203.63$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,103 115.90 243,737.70$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (45) 115.74 5,208.31$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,783) 115.79 322,233.43$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (141) 115.59 16,298.24$ 2/26

TRADES FOR RELEVANT PERIOD Appendix 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,726 115.79 199,858.74$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,303 115.94 730,771.23$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,886) 115.70 218,210.20$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (148) 115.70 17,123.60$ 20-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,048) 115.90 237,363.20$ 20-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 40,740 - -$ 20-Nov-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 9,681 115.58 1,118,933.85$ 20-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 195 115.90 22,600.50$ 20-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 69,000 - -$ 20-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,122) - -$ 20-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,000 - -$ 20-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (184,692) - -$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (382) 116.05 44,331.10$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 116.51 699.06$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (142) 116.51 16,544.42$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 142 116.51 16,544.42$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 116.51 699.06$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (94) 116.51 10,951.94$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 361 116.03 41,886.83$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 524 116.03 60,799.72$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,175 116.03 368,395.25$ 21-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 429 116.44 49,952.76$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 116.44 232.88$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 116.44 698.64$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 116.44 232.88$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,276) 116.44 1,662,297.44$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,276 116.44 1,662,297.44$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,490) 116.44 1,687,215.60$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 70 116.16 8,130.99$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (36) 116.29 4,186.61$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48) 116.60 5,596.66$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 89 116.13 10,335.30$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (997) 116.19 115,839.55$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 168 116.32 19,541.20$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19,361) 116.16 2,249,028.26$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 36,820 116.28 4,281,571.76$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30) 116.20 3,486.08$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,391 116.18 277,785.08$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,089) 116.35 475,765.40$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 157 116.58 18,303.34$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,062 116.22 123,421.47$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (215) 116.00 24,939.60$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,401 116.10 1,787,980.73$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (165) 116.19 19,171.62$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (52) 115.96 6,030.00$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30 116.14 3,484.20$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 177 116.31 20,586.29$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,568) 116.44 299,017.92$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,726) 115.90 200,043.40$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (141) 115.90 16,341.90$ 21-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (55) 116.44 6,404.20$ 21-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 31,508 - -$ 21-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 681 116.37 79,250.35$ 21-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 73 116.44 8,500.12$ 21-Nov-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 53 116.03 6,149.59$ 21-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 17,196 116.44 2,002,302.24$ 21-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 4,617 116.03 535,710.51$ 21-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (293) - -$ 21-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (295) - -$ 21-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 39,536 - -$ 21-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 23,714 - -$ 21-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (14,000) - -$ 21-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 51,300 - -$ 21-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,000 - -$ 21-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,713 - -$ 21-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (61,961) - -$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 90 117.25 10,552.50$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 861 117.18 100,891.98$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 280 117.18 32,810.40$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 457 117.18 53,551.26$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,026) 117.58 120,637.65$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (119) 117.17 13,943.82$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (72) 117.96 8,493.27$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,583 117.13 1,708,055.03$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 117.66 941.25$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 117.11 117.11$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 183 117.02 21,413.83$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 38,856 117.72 4,574,298.90$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (335) 117.76 39,449.19$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 564 116.88 65,920.80$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 80 117.86 9,429.07$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (130) 116.91 15,198.68$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,303) 117.90 743,123.07$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 91 118.16 10,752.72$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (440) 117.78 51,823.41$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 767 117.68 90,260.24$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,406 117.18 164,755.08$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,391) 116.44 278,408.04$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 116.44 116.44$ 22-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,547) 116.44 1,344,532.68$ 22-Nov-24 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (10,000) - -$ 22-Nov-24 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (8,500) - -$ 22-Nov-24 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (11,000) - -$ 22-Nov-24 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (7,500) - -$ 22-Nov-24 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (1,200) - -$ 22-Nov-24 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (77,000) - -$ 22-Nov-24 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (9,000) - -$ 22-Nov-24 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (6,000) - -$ 22-Nov-24 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Equity Sell (1,430) 117.18 167,567.40$ 22-Nov-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 2,182 117.18 255,686.76$ 22-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 15,000 - -$ 22-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,100 - -$ 22-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,600 - -$ 22-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,058) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 10 116.71 1,167.10$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Sell (1,229) 116.71 143,436.59$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Sell (177) 116.71 20,657.67$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 66 116.71 7,702.86$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 23 116.71 2,684.33$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 749 116.71 87,415.79$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 38 116.71 4,434.98$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 20 116.71 2,334.20$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Sell (217) 116.71 25,326.07$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Sell (4) 116.71 466.84$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 116.71 1,867.36$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 116.71 1,867.36$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,056 116.71 239,955.76$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,056) 116.71 239,955.76$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 116.71 933.68$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (84,797) 116.71 9,896,657.87$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (85,178) 116.71 9,941,124.38$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 85,178 116.71 9,941,124.38$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,666) 116.71 1,828,378.86$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (365) 118.16 43,128.45$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,608 117.80 307,234.83$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (72) 117.81 8,481.98$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 383 117.33 44,937.55$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,891 116.71 337,413.43$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 117.22 1,289.44$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,129 116.71 248,475.59$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (210) 116.98 24,566.76$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (397) 117.90 46,807.08$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,188 117.55 257,206.50$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40,095 117.82 4,724,157.93$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 377 118.33 44,610.58$ 3/26

TRADES FOR RELEVANT PERIOD Appendix 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 624 117.46 73,295.04$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 138 116.99 16,144.62$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,195) 116.88 139,676.71$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 116.71 2,801.04$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 117.18 703.08$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,188) 117.18 256,389.84$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 117.18 1,406.16$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (16,604) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,000) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,322) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (961) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (12,000) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,000) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (82,164) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (78,905) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (265,791) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (21,222) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,100) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (805) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (8,493) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (6,851) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (6,206) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,473) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (15,707) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (31,508) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (40,740) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,000) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,703) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (77,928) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,440) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (34,003) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,297) - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 15,667 - -$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (25,000) - -$ 25-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 800,000 - -$ 25-Nov-24 J.P. MORGAN SECURITIES PLC Equity Sell (738) 117.68 86,845.26$ 25-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 11,784 116.71 1,375,310.64$ 25-Nov-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 173 117.46 20,320.58$ 25-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (69,000) - -$ 25-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 27,696 - -$ 25-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 37,004 - -$ 25-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 7 - -$ 25-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7) - -$ 25-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,353 - -$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 134,606 116.71 15,709,866.26$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51) 116.71 5,952.21$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 115 117.10 13,466.50$ 26-Nov-24 J.P. MORGAN SECURITIES PLC Equity Sell (116) 117.01 13,573.37$ 26-Nov-24 J.P. MORGAN SECURITIES PLC Equity Sell (24) 117.02 2,808.53$ 26-Nov-24 J.P. MORGAN SECURITIES PLC Equity Sell (289) 117.10 33,841.90$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 117.10 936.80$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43,276) 117.10 5,067,619.60$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 43,276 117.10 5,067,619.60$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 70 117.10 8,197.00$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (70) 117.10 8,197.00$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (34,049) 117.10 3,987,137.90$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 197 117.10 23,068.70$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 145 117.75 17,073.07$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 170 117.49 19,973.30$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (58) 117.78 6,831.17$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (623) 117.74 73,354.29$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,699) 117.41 316,896.97$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,413) 117.12 985,360.44$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 117.46 1,409.51$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,031 117.46 356,022.07$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (287) 117.61 33,753.37$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,866) 117.10 1,740,808.60$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 577 117.59 67,849.43$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30) 117.64 3,529.08$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23,440 117.49 2,753,946.05$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,861 117.57 336,364.86$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (996) 117.14 116,671.32$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,794) 117.68 917,192.87$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 465 117.63 54,698.37$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,895 117.50 927,680.30$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 614 117.75 72,301.13$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25 117.69 2,942.13$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (383) 116.71 44,699.93$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (87) 116.71 10,153.77$ 26-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,895) 116.71 921,425.45$ 26-Nov-24 J.P. MORGAN SECURITIES PLC Equity Sell (20) 117.10 2,342.00$ 26-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 20 117.10 2,342.00$ 26-Nov-24 J.P. MORGAN SECURITIES PLC Equity Sell (22) 117.10 2,576.20$ 26-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 22 117.10 2,576.20$ 26-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 19,798 - -$ 26-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 3 117.10 351.30$ 26-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 163 117.10 19,087.30$ 26-Nov-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (481) 117.10 56,325.10$ 26-Nov-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 1,519 117.59 178,619.21$ 26-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 974 117.10 114,055.40$ 26-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (109) 117.59 12,817.31$ 26-Nov-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (2,076) 117.10 243,099.60$ 26-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 320 117.10 37,472.00$ 26-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 109 - -$ 26-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,390 - -$ 26-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,600) - -$ 26-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,000 - -$ 26-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,157 - -$ 26-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,900 - -$ 26-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 13,943 - -$ 26-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 40,500 - -$ 27-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 47 117.18 5,507.46$ 27-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 333 117.18 39,020.94$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,919) 117.38 225,258.50$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,287 117.02 1,320,820.73$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 117.12 1,288.36$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,213) 117.18 728,039.34$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,105) 117.18 129,483.90$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 196 117.09 22,949.96$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,102 117.19 480,726.36$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (36,405) 117.18 4,265,937.90$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (159) 117.12 18,621.45$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,561 116.77 182,277.97$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23,438 117.18 2,746,459.14$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 996 117.29 116,820.71$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,790 117.52 210,355.64$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 380,000 117.18 44,528,400.00$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,264) 117.18 265,295.52$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (996) 117.10 116,631.60$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,287) 117.10 1,321,707.70$ 27-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 12,810 - -$ 27-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 5,390 - -$ 27-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 2,567 - -$ 27-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (400,000) - -$ 27-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 754 117.18 88,353.72$ 27-Nov-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 7,483 117.10 876,270.52$ 27-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Buy 1,006 116.77 117,470.62$ 27-Nov-24 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Equity Buy 897 117.00 104,948.73$ 27-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 97 - -$ 27-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (53,954) - -$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 95 117.06 11,120.70$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 624 117.14 73,095.36$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32,138 117.03 3,761,200.83$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 117.04 1,170.36$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 116.86 1,402.28$ 4/26

TRADES FOR RELEVANT PERIOD Appendix 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,783) 117.46 209,434.83$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,744) 117.06 204,150.15$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 259 117.01 30,305.59$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 86 117.08 10,069.27$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24,980 117.14 2,926,157.20$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 483 117.29 56,650.30$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (528) 117.10 61,827.48$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (136) 116.94 15,903.50$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,116) 117.05 130,629.86$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,309 117.04 153,200.20$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 642 117.50 75,435.00$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,141 117.14 133,656.74$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (71) 117.18 8,319.78$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (483) 117.18 56,597.94$ 28-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,008) 117.14 352,357.12$ 28-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow 20,000 - -$ 28-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 197 117.18 23,084.46$ 28-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (389) 117.18 45,583.02$ 28-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (28,000) - -$ 28-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (22,100) - -$ 28-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,100) - -$ 28-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,100 - -$ 28-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,300 - -$ 28-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (92,716) - -$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88,008) 117.14 10,309,257.12$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 88,008 117.14 10,309,257.12$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 28 117.14 3,279.92$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 750 118.24 88,680.00$ 29-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 889 118.24 105,115.36$ 29-Nov-24 J.P. MORGAN SECURITIES PLC Equity Buy 7 118.24 827.68$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 300 118.24 35,472.00$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (300) 118.24 35,472.00$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 118.24 945.92$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 256 118.24 30,269.44$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (572) 117.19 67,033.75$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (575) 117.30 67,447.46$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 116.84 5,842.00$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 719 117.84 84,725.68$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,608 117.10 305,398.14$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,367) 118.24 1,107,554.08$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,223 117.67 614,569.34$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,036) 118.20 358,856.58$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 118.13 1,181.27$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 117.21 937.64$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 117.67 117.67$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (415) 117.19 48,633.85$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,035 117.40 121,512.71$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 116.79 1,868.64$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,000 117.15 117,153.64$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,037 116.96 1,992,678.95$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (280) 117.14 32,799.20$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,223) 117.14 611,822.22$ 29-Nov-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (242) - -$ 29-Nov-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (100,000) - -$ 29-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (201) 117.19 23,555.19$ 29-Nov-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,255) 117.19 264,263.45$ 29-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13,897) - -$ 29-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (28,104) - -$ 29-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,249 - -$ 29-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (28,620) - -$ 29-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,000) - -$ 29-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,157) - -$ 29-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,400) - -$ 29-Nov-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,200 - -$ 2-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 447 118.91 53,153.59$ 2-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (597) 119.26 71,200.79$ 2-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 119.25 596.27$ 2-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 455 119.32 54,291.84$ 2-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 185 119.14 22,040.95$ 2-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (126) 119.12 15,008.61$ 2-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,000 119.30 119,301.43$ 2-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,810) 119.28 335,176.80$ 2-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,807 119.23 2,123,113.99$ 2-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 708 119.34 84,493.64$ 2-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19,514 119.24 2,326,904.53$ 2-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,000) 119.28 119,280.00$ 2-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,679) 119.28 438,831.12$ 2-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (719) 118.24 85,014.56$ 2-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (185) 118.24 21,874.40$ 2-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (628) 118.24 74,254.72$ 2-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (310) 118.24 36,654.40$ 2-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (874) 118.72 103,758.92$ 2-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Buy 510 118.35 60,358.50$ 2-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Buy 8,533 119.28 1,017,816.24$ 2-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,325 - -$ 2-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Buy 3,772 118.35 446,416.20$ 2-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 7,656 - -$ 2-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (330) - -$ 2-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (416) - -$ 2-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,000) - -$ 2-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 416 - -$ 2-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,000 - -$ 2-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,799 - -$ 2-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 22,151 - -$ 2-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,442 - -$ 2-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 24,072 - -$ 2-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,419 - -$ 2-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (37,000) - -$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,061 119.05 126,312.05$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 734 119.05 87,382.70$ 3-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (307) 119.05 36,548.35$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 778 120.00 93,360.00$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 420 119.62 50,239.49$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,207 119.33 144,033.98$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 119.38 238.75$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 120.00 240.00$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,050) 119.05 125,002.50$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 43 119.81 5,151.77$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25,489) 119.05 3,034,465.45$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 119.66 10,530.03$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,788 119.76 1,531,553.21$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 140 119.68 16,754.95$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 138 119.76 16,526.23$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (937) 119.05 111,549.85$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (455) 119.28 54,272.40$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,207) 119.28 143,970.96$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (140) 119.28 16,699.20$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (68) 119.05 8,095.40$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 68 119.05 8,095.40$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (914) 119.05 108,811.70$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 914 119.05 108,811.70$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 119.05 952.40$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (569) 119.05 67,739.45$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (308) 119.05 36,667.40$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 308 119.05 36,667.40$ 3-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (336) 119.05 40,000.80$ 3-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 17,516 - -$ 3-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (856) 119.67 102,433.84$ 3-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (66) 120.00 7,920.00$ 3-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 260 120.00 31,200.00$ 3-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (35,392) - -$ 3-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,000) - -$ 3-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,000) - -$ 3-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,853) - -$ 3-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9) - -$ 5/26

TRADES FOR RELEVANT PERIOD Appendix 3-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 37,000 - -$ 3-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 26,142 - -$ 3-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,934 - -$ 3-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 13,971 - -$ 3-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,100) - -$ 3-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (415,920) - -$ 3-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (58,029) - -$ 3-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (116,345) - -$ 3-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (72) - -$ 3-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 255,000 - -$ 3-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 361,880 - -$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (937) 120.08 112,514.96$ 4-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 63 120.08 7,565.04$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (104) 119.79 12,458.16$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (573) 119.48 68,460.48$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 795 119.79 95,229.86$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 119.96 479.84$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,720 120.36 929,155.93$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,829 120.02 819,584.05$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (238) 120.02 28,564.94$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,798) 119.91 335,510.05$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 72 120.11 8,647.95$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,683) 120.08 562,334.64$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28) 119.69 3,351.31$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,802 119.94 1,295,599.24$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 275 119.90 32,972.76$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 265 120.27 31,870.52$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,367) 120.08 1,124,789.36$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 119.70 1,915.20$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (72) 119.05 8,571.60$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27) 119.05 3,214.35$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,802) 119.05 1,285,978.10$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29,440) 120.08 3,535,155.20$ 4-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29,440 120.08 3,535,155.20$ 4-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 8,139 - -$ 4-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 39,861 - -$ 4-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 14,116 - -$ 4-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Buy 1,983 120.08 238,118.64$ 4-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 839 120.08 100,747.12$ 4-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 272 120.08 32,661.76$ 4-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (492) - -$ 4-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (259) 120.01 31,082.59$ 4-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 118 120.01 14,161.18$ 4-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,021) - -$ 4-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,500 - -$ 4-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (828) - -$ 4-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (570) - -$ 4-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (186) - -$ 4-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,125) - -$ 4-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (130) - -$ 4-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,615) - -$ 4-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (41,139) - -$ 4-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 40,000 - -$ 4-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,172) - -$ 4-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,170) - -$ 4-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (18,448) - -$ 4-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,124) - -$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,605) 119.37 191,588.85$ 5-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (449) 120.78 54,230.22$ 5-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (434) 120.78 52,418.52$ 5-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (855) 120.78 103,266.90$ 5-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 431 120.78 52,056.18$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 777 119.58 92,916.59$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,160 118.95 732,703.30$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (475) 120.08 57,037.48$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 117 119.43 13,973.52$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,237 120.00 508,441.93$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,915 119.59 348,592.59$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,088 119.96 130,514.71$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27,381) 120.24 3,292,329.36$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 119.77 598.84$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (35,560) 119.39 4,245,398.91$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,280 119.90 1,951,993.67$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 458 119.83 54,883.63$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 147 120.05 17,647.51$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,816) 119.84 337,472.00$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,244 120.78 754,150.32$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,829) 120.08 820,026.32$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (117) 120.08 14,049.36$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,915) 120.08 350,033.20$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (298) 120.08 35,783.84$ 5-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 1,500 - -$ 5-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 58,000 - -$ 5-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 3,500 - -$ 5-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 51,018 - -$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (1,000,000) - -$ 5-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 1,000,000 - -$ 5-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 16,573 120.78 2,001,686.94$ 5-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (259) 120.78 31,282.02$ 5-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Buy 6,519 119.37 778,173.03$ 5-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Buy 739 120.78 89,256.42$ 5-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 478 119.37 57,058.86$ 5-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,529) - -$ 5-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,500 - -$ 5-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2) - -$ 5-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,900) - -$ 5-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13,943) - -$ 5-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 120,000 - -$ 5-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 320,000 - -$ 5-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,000 - -$ 5-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (189,607) - -$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 147 119.64 17,587.08$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 461 119.78 55,218.58$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 1 119.58 119.58$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 1 119.58 119.58$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 11 119.87 1,318.56$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 4 119.96 479.86$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 1 119.73 119.73$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 14 119.79 1,677.12$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 64 119.77 7,665.14$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 11 119.82 1,318.03$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 1 119.78 119.78$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 308 119.67 36,859.71$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,244 119.78 747,906.32$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (813) 119.79 97,392.82$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25) 120.01 3,000.16$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 829 119.72 99,250.81$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,200) 119.76 1,461,042.24$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 425 119.71 50,876.72$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (468) 119.61 55,977.52$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 446 119.76 53,410.91$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 598 119.71 71,584.68$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,649 119.86 1,396,223.84$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 119.64 478.55$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 104 119.85 12,464.71$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,807 119.96 1,056,492.14$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 119.84 1,318.22$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (621) 119.92 74,469.73$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,237) 120.78 511,744.86$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (598) 120.78 72,226.44$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (449) 120.78 54,230.22$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,112) - -$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (12,810) - -$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (41,390) - -$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (29,688) - -$ 6/26

TRADES FOR RELEVANT PERIOD Appendix 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (39,861) - -$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,390) - -$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (14,116) - -$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (17,516) - -$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (8,139) - -$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,000) - -$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (22,319) - -$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,301) - -$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (18,420) - -$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 15,000 - -$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 13,100 - -$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 1,700 - -$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 51,182 - -$ 6-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 120,000 - -$ 6-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (702) 119.56 83,934.21$ 6-Dec-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 3,400 120.00 408,000.00$ 6-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 2,382 119.78 285,315.96$ 6-Dec-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 748 120.00 89,760.00$ 6-Dec-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 558 120.00 66,960.00$ 6-Dec-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 82 120.00 9,840.00$ 6-Dec-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 219 120.00 26,280.00$ 6-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,044 - -$ 6-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,670) - -$ 6-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,000 - -$ 6-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,353) - -$ 6-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (126,822) - -$ 6-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (26,000) - -$ 6-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (797) - -$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,256) 119.49 269,569.44$ 9-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (7,616) 119.49 910,035.84$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (423) 118.96 50,321.24$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 415 118.77 49,288.32$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (658) 118.69 78,098.75$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (987) 118.69 117,150.13$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,531) 118.79 1,251,026.43$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,122) 119.49 373,047.78$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,436 119.28 409,839.09$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 873 118.45 103,404.42$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 820 118.87 97,477.03$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,274 118.95 746,309.04$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 426 118.70 50,564.38$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43) 118.70 5,104.23$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 119.16 953.25$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 455 118.79 54,051.64$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,874 118.88 1,173,791.80$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (104) 119.78 12,457.12$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (373) 119.78 44,677.94$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (455) 119.78 54,499.90$ 9-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 38,000 - -$ 9-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,962) - -$ 9-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,000) - -$ 9-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,969) - -$ 9-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7) - -$ 9-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,528 - -$ 9-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 167 - -$ 9-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,000 - -$ 9-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 34,000 - -$ 9-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (28,243) - -$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 752 125.28 94,210.56$ 10-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (373) 125.28 46,729.44$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51,787) 125.28 6,487,875.36$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51,787 125.28 6,487,875.36$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 825 125.28 103,356.00$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 63 125.28 7,892.64$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 309 125.55 38,794.28$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,704 125.52 339,399.73$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,927 125.28 1,368,934.56$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,132) 124.97 516,363.12$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 59,918 125.06 7,493,451.49$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,874) 125.28 234,774.72$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,034) 124.78 503,364.96$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (474) 125.28 59,382.72$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,895 124.92 1,360,976.76$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,574 125.28 322,470.72$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (150) 124.51 18,676.07$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,311 124.79 662,781.90$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (425) 125.04 53,141.30$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,710) 124.98 1,213,573.16$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 161 124.70 20,076.65$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,436) 119.49 410,567.64$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 119.49 358.47$ 10-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33,418 125.28 4,186,607.04$ 10-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (1,405) 125.28 176,019.95$ 10-Dec-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 34,778 125.80 4,375,169.78$ 10-Dec-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 3,833 125.80 482,202.13$ 10-Dec-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 3,770 125.80 474,276.56$ 10-Dec-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 834 125.80 104,919.54$ 10-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 177 123.50 21,859.50$ 10-Dec-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 29,321 125.01 3,665,441.67$ 10-Dec-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 6,440 125.80 810,170.03$ 10-Dec-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 3,341 125.80 420,307.15$ 10-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Buy 91 123.50 11,238.50$ 10-Dec-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 2,217 125.80 278,904.81$ 10-Dec-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 1,668 125.80 209,839.07$ 10-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 146 125.28 18,290.88$ 10-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,929) - -$ 10-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,031) - -$ 10-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,500 - -$ 10-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6) - -$ 10-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,000) - -$ 10-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,800) - -$ 10-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,200) - -$ 10-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 35,818 - -$ 10-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 29,000 - -$ 10-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,300 - -$ 10-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,400 - -$ 10-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,300 - -$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (351) 123.81 43,457.31$ 11-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 100 123.81 12,381.00$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47 124.04 5,830.02$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 124.00 991.97$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,363) 124.89 170,221.19$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,164 124.20 889,768.66$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 124.18 248.35$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,088 124.18 135,111.04$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,717 123.81 460,201.77$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 123.93 371.78$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 940 123.81 116,380.08$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 569 125.04 71,146.97$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,346 123.81 1,157,128.26$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,267) 124.65 157,931.76$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 837 123.96 103,752.58$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,000 124.26 621,275.45$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (54) 125.28 6,765.12$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,090) 125.28 261,835.20$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,088) 125.28 136,304.64$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (940) 125.28 117,763.20$ 11-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 232,705 - -$ 11-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 7,276 - -$ 11-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 131,000 - -$ 11-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 18,169 - -$ 11-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 19,623 - -$ 11-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 17,316 - -$ 11-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 150,000 - -$ 11-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 850,000 - -$ 7/26

TRADES FOR RELEVANT PERIOD Appendix 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (417,489) - -$ 11-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (1,000,000) - -$ 11-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 1,676 124.46 208,600.66$ 11-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,260 123.81 156,000.60$ 11-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Buy 61 124.85 7,615.85$ 11-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,071) - -$ 11-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,197) - -$ 11-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5) - -$ 11-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (18,000) - -$ 11-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (50,000) - -$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 171 124.68 21,320.28$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 235 124.15 29,175.25$ 12-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (1) 124.29 124.29$ 12-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (3) 124.17 372.50$ 12-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (31) 124.20 3,850.17$ 12-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (7) 124.15 869.05$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,497 124.31 310,389.93$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (84) 123.70 10,391.07$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 124.17 1,117.54$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (80) 124.22 9,937.21$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (542) 124.63 67,551.22$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (34) 124.56 4,235.04$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 124.60 1,121.40$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,673) 124.10 331,731.91$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,344) 124.52 167,353.53$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,000 123.66 618,276.08$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 95 123.83 11,764.06$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 843 123.76 104,329.67$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (421) 124.28 52,323.11$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 124.37 1,865.59$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (623) 124.04 77,275.70$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 190 124.52 23,659.47$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 124.15 124.15$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (562) 124.15 69,772.30$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 562 124.15 69,772.30$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 91 124.15 11,297.65$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (94) 124.15 11,670.10$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 655 124.15 81,318.25$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (655) 124.15 81,318.25$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,207 124.15 1,887,949.05$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,207) 124.15 1,887,949.05$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (837) 123.81 103,628.97$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 123.81 1,361.91$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,125) 124.15 1,877,768.75$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,125 124.15 1,877,768.75$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (70) 124.15 8,690.50$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 70 124.15 8,690.50$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 124.15 993.20$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,148) 123.81 761,183.88$ 12-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (40,433) - -$ 12-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (6,693) - -$ 12-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,500) - -$ 12-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (38,000) - -$ 12-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 242 124.15 30,044.30$ 12-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (366) 124.15 45,438.90$ 12-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,044 - -$ 12-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13,205) - -$ 12-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,803) - -$ 12-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,500 - -$ 12-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,000 - -$ 12-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3) - -$ 12-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,528) - -$ 12-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,160) - -$ 13-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 705 120.72 85,107.60$ 13-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (5) 121.36 606.82$ 13-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (1,255) 121.43 152,390.99$ 13-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,577 120.72 1,880,455.44$ 13-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29 121.16 3,513.50$ 13-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 219 120.82 26,458.66$ 13-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 35 120.63 4,222.09$ 13-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,545 120.71 186,491.42$ 13-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,260) 121.60 639,605.70$ 13-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 120.92 1,330.13$ 13-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 715 121.01 86,524.67$ 13-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40) 120.96 4,838.33$ 13-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 400 121.30 48,521.43$ 13-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (278) 121.00 33,637.11$ 13-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,869) 121.98 227,980.62$ 13-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (116) 121.57 14,102.69$ 13-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,805 120.87 1,185,141.32$ 13-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,545) 124.15 191,811.75$ 13-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (360) 124.15 44,694.00$ 13-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 36 120.72 4,345.92$ 13-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (36) 120.72 4,345.92$ 13-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (6) 120.72 724.32$ 13-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 6 120.72 724.32$ 13-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 40,000 - -$ 13-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 39,000 - -$ 13-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Buy 3,623 121.98 441,933.54$ 13-Dec-24 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (1,983) 121.50 240,929.34$ 13-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,044 - -$ 13-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,628) - -$ 13-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,000 - -$ 13-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (924) - -$ 13-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (14,300) - -$ 13-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (18,400) - -$ 13-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (42,794) - -$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (476) 118.64 56,472.64$ 16-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (1,249) 118.64 148,181.36$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 398 118.13 47,017.38$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (150) 118.74 17,811.54$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 118.64 11,864.00$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 118.62 1,067.54$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (277) 119.20 33,019.41$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,804) 118.64 332,666.56$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,261 118.94 268,925.23$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 705 119.30 84,106.50$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,344 118.97 159,893.92$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 870 118.67 103,241.17$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 118.96 1,189.55$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,557 119.30 185,750.10$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 194 119.09 23,103.95$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 118.64 1,779.60$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (398) 120.72 48,046.56$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,334) 120.72 161,040.48$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (187) 118.64 22,185.68$ 16-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (47) 118.64 5,576.08$ 16-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 47 118.64 5,576.08$ 16-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 129 118.64 15,304.56$ 16-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (129) 118.64 15,304.56$ 16-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 2,241 119.21 267,149.83$ 16-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED OTC - Option Sell (13,000) - -$ 16-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (167) - -$ 16-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5) - -$ 16-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 25,000 - -$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,646 118.51 195,067.46$ 17-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (115) 118.51 13,628.65$ 17-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 17,404 118.51 2,062,548.04$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 263 118.50 31,165.92$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 494 117.76 58,173.81$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (115) 117.89 13,557.50$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,200 118.11 259,848.58$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 707 118.91 84,065.92$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,407 118.51 1,825,883.57$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,000) 117.79 1,177,898.27$ 8/26

TRADES FOR RELEVANT PERIOD Appendix 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27) 117.95 3,184.67$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 137 118.04 16,171.26$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 541 118.29 63,997.26$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 169 118.51 20,028.19$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (219) 118.61 25,976.04$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,993 118.40 2,603,952.02$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17) 118.62 2,016.53$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,666 118.51 434,457.66$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (707) 118.64 83,878.48$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 118.51 948.08$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (263) 118.51 31,168.13$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 263 118.51 31,168.13$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (81) 118.51 9,599.31$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 81 118.51 9,599.31$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 118.51 948.08$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (334) 118.51 39,582.34$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 334 118.51 39,582.34$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 81 118.51 9,599.31$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (211) 118.51 25,005.61$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,274 118.68 269,886.51$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (467) 118.64 55,404.88$ 17-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 6,000 - -$ 17-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (853) 117.50 100,227.50$ 17-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 127 117.50 14,922.50$ 17-Dec-24 JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED Equity Buy 4,592 118.73 545,230.20$ 17-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 5,508 118.51 652,753.08$ 17-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 51 117.50 5,992.50$ 17-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (342) 118.51 40,530.42$ 17-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (775) 117.50 91,062.50$ 17-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (129,147) - -$ 17-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (40,143) - -$ 17-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (168,427) - -$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (42,076) 118.51 4,986,426.76$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 42,076 118.51 4,986,426.76$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,656) 118.84 1,028,686.33$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,575 119.86 1,027,777.49$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 898 118.49 106,404.02$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (71) 119.76 8,502.93$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (259) 118.49 30,688.91$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,172 119.59 140,153.69$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,034 118.91 241,854.78$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (69) 118.70 8,190.36$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 119.14 1,667.96$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 112 119.63 13,398.41$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 118.49 118.49$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,476 118.63 886,852.96$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 263 118.49 31,162.87$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (263) 118.49 31,162.87$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 118.49 947.92$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (148) 118.49 17,536.52$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 148 118.49 17,536.52$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,675) 118.49 198,470.75$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,675 118.49 198,470.75$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 335 118.49 39,694.15$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 118.49 947.92$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 118.49 829.43$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,800 118.49 213,282.00$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,800) 118.49 213,282.00$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 658 118.51 77,978.11$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (41) 118.51 4,858.91$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,034) 118.51 241,049.34$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23) 118.49 2,725.27$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (183) 118.49 21,683.67$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,546) 118.51 775,766.46$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (251) 118.49 29,740.99$ 18-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (20,000) - -$ 18-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (17,567) - -$ 18-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (15,000) - -$ 18-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,749) - -$ 18-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (6,000) - -$ 18-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 5,636 118.49 667,809.64$ 18-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 3,102 - -$ 18-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 199 118.49 23,579.51$ 18-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (9,744) - -$ 18-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 70,000 - -$ 18-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (25,518) - -$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,803) 118.49 1,161,557.47$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,803 118.49 1,161,557.47$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26 116.59 3,031.34$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26) 116.59 3,031.34$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 116.59 932.72$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 116.59 1,399.08$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 116.59 1,399.08$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 116.59 10,259.92$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (519) 117.00 60,720.41$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 65,923 116.85 7,703,102.55$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,990) 117.40 351,026.00$ 19-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 21 117.40 2,465.40$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 450 116.69 52,508.65$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 117.13 1,054.14$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,577 116.85 1,820,172.45$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 117.01 234.02$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 79 116.99 9,242.34$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,113 116.85 1,765,954.05$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 242 116.86 28,279.89$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 703 116.89 82,173.43$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,343 117.06 157,205.24$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24,923 116.85 2,912,252.55$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (707) 116.99 82,711.09$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13) 117.12 1,522.56$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,850) 117.00 1,737,458.32$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,346) 117.40 1,097,220.40$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 743 117.04 86,960.21$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26 116.94 3,040.32$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (605) 117.12 70,856.20$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,788) 117.40 1,031,711.20$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (658) 118.49 77,966.42$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (820) 118.49 97,161.80$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (743) 118.49 88,038.07$ 19-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 3,000 - -$ 19-Dec-24 J.P. MORGAN SE Equity Sell (14,100) 117.40 1,655,340.00$ 19-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,075 117.40 126,205.00$ 19-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,640) 116.47 191,015.23$ 19-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (81) 116.47 9,434.29$ 19-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (99) 116.47 11,530.80$ 19-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 352 117.03 41,193.01$ 19-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (7,730) 116.47 900,333.97$ 19-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 68,208 - -$ 19-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,000) - -$ 19-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,000) - -$ 19-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,194) - -$ 19-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,194 - -$ 19-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (35,818) - -$ 19-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,000 - -$ 19-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (21,000) - -$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 116.37 1,861.92$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (502) 116.74 58,603.48$ 20-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (589) 116.74 68,759.86$ 20-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (981) 116.74 114,521.94$ 20-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 615 116.74 71,795.10$ 20-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (98) 116.74 11,440.52$ 20-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (3,076) 116.74 359,092.24$ 20-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (412) 116.74 48,096.88$ 20-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 4 116.74 466.96$ 20-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (218) 116.74 25,449.32$ 9/26

TRADES FOR RELEVANT PERIOD Appendix 20-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (1,114) 116.74 130,048.36$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (44) 116.74 5,136.56$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 52 116.48 6,057.05$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (239) 116.74 27,900.86$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (503) 116.33 58,513.07$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (528) 116.44 61,479.75$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 116.21 116.21$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13) 116.52 1,514.76$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,534) 116.62 1,345,136.86$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40 117.02 4,680.80$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,603) 116.68 1,937,237.39$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,682) 116.58 196,079.29$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (36,643) 116.74 4,277,703.82$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 353 116.73 41,206.01$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 58 116.74 6,770.92$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 714 116.46 83,149.21$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 116.57 1,165.66$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (714) 117.40 83,823.60$ 20-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22) 117.40 2,582.80$ 20-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 2,778 116.71 324,208.71$ 20-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 2 116.74 233.48$ 20-Dec-24 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (75,000) - -$ 20-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 3,276 116.74 382,440.24$ 20-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 66 116.74 7,704.84$ 20-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,569 116.74 183,165.06$ 20-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 60 116.74 7,004.40$ 20-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 19 116.74 2,218.06$ 20-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (12,182) 116.28 1,416,498.60$ 20-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 11 116.74 1,284.14$ 20-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (273) 116.74 31,870.02$ 20-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,000) - -$ 20-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,000 - -$ 20-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 196,100 - -$ 23-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,461 117.14 171,141.54$ 23-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 157 116.64 18,312.07$ 23-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,907 117.14 1,277,645.98$ 23-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 300 116.73 35,018.76$ 23-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,799 116.73 1,027,065.55$ 23-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 116.59 699.51$ 23-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (59) 116.24 6,858.12$ 23-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 117.14 117.14$ 23-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 118 116.22 13,714.52$ 23-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,787 116.72 325,307.44$ 23-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,787) 116.74 325,354.38$ 23-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (59) 116.74 6,887.66$ 23-Dec-24 J.P. MORGAN SECURITIES PLC Equity Borrow 30,000 - -$ 23-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Buy 1,856 117.14 217,411.84$ 23-Dec-24 JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED Equity Buy 5,969 116.31 694,251.41$ 23-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 23-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 22,000 - -$ 23-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,220 - -$ 23-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,000 - -$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,130) 116.16 363,580.80$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,305 116.16 1,777,828.80$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,305) 116.16 1,777,828.80$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 338 116.16 39,262.08$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (283) 116.16 32,873.28$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,920 116.20 455,503.63$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 989 116.28 115,001.55$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29 116.66 3,383.14$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28) 117.35 3,285.80$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33 116.41 3,841.44$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 67 116.80 7,825.53$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 311 116.43 36,208.59$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 142 116.19 16,499.16$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 255 116.16 29,620.80$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 116.16 116.16$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,464 116.66 287,450.24$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (400) 116.16 46,464.00$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (989) 117.14 115,851.46$ 24-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (142) 117.14 16,633.88$ 24-Dec-24 J.P. MORGAN SE Equity Sell (3,620) 116.16 420,499.20$ 24-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,625) - -$ 24-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7) - -$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 27 116.16 3,136.32$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 53 116.16 6,156.48$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (27) 116.16 3,136.32$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 3 116.16 348.48$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (53) 116.16 6,156.48$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (3) 116.16 348.48$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (1) 116.16 116.16$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 1 116.16 116.16$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 1 116.16 116.16$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (1) 116.16 116.16$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (2) 116.16 232.32$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 2 116.16 232.32$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 11 116.16 1,277.76$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (11) 116.16 1,277.76$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 37 116.16 4,297.92$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (13) 116.16 1,510.08$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (4) 116.16 464.64$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (37) 116.16 4,297.92$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 13 116.16 1,510.08$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 4 116.16 464.64$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (17) 116.16 1,974.72$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 17 116.16 1,974.72$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 4 116.16 464.64$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (7) 116.16 813.12$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (13) 116.16 1,510.08$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 13 116.16 1,510.08$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (23) 116.16 2,671.68$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 23 116.16 2,671.68$ 25-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (11) 116.16 1,277.76$ 26-Dec-24 J.P. MORGAN SECURITIES PLC Equity Sell (90) 116.16 10,454.40$ 26-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 90 116.16 10,454.40$ 27-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 10 116.83 1,168.30$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,743) 116.83 203,634.69$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,743 116.83 203,634.69$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (582) 116.83 67,995.06$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30) 117.13 3,514.04$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,131) 116.83 833,114.73$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23) 117.13 2,694.01$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 244 117.51 28,672.74$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 226 116.83 26,403.58$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,346) 116.83 157,253.18$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (401) 117.16 46,982.56$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 145 117.13 16,983.77$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,444 116.81 285,477.99$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 664 117.08 77,740.48$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 142 117.08 16,624.91$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 160 117.00 18,720.00$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (102) 117.43 11,977.93$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 849 116.96 99,299.71$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29 117.07 3,394.92$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (58) 116.16 6,737.28$ 27-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,444) 116.16 283,895.04$ 27-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,000) - -$ 27-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,000 - -$ 27-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,375) - -$ 27-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,000) - -$ 27-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,990 - -$ 27-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,477 - -$ 27-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 39,000 - -$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (304) 117.87 35,832.48$ 30-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 1,958 117.87 230,789.46$ 10/26

TRADES FOR RELEVANT PERIOD Appendix 30-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 744 117.87 87,695.28$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,009) 117.87 236,800.83$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,008) 117.52 706,076.65$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 28 117.45 3,288.69$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (212) 117.47 24,904.43$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 613 117.46 72,005.02$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,163) 117.70 136,886.59$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24 117.80 2,827.31$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,512 117.55 1,705,868.53$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,503) 117.54 176,656.91$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,275) 117.87 268,154.25$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,186 117.55 139,408.69$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,790) 117.87 682,467.30$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (66) 117.71 7,768.56$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 190 117.58 22,340.92$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (441) 117.87 51,980.67$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,161) 117.87 136,847.07$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,479 117.87 881,549.73$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,479) 117.87 881,549.73$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (849) 116.83 99,188.67$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 116.83 2,803.92$ 30-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,512) 116.83 1,695,436.96$ 30-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 60 116.95 7,017.00$ 30-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,000 - -$ 30-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 30-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,000 - -$ 30-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,355) - -$ 30-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,035 - -$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 215 117.87 25,342.05$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 117.87 942.96$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 55 117.87 6,482.85$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (55) 117.87 6,482.85$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 117.87 117.87$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 117.87 117.87$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 117.87 3,653.97$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,632) 117.46 309,154.72$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 117.46 939.68$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 117.46 939.68$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (605) 117.46 71,063.30$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 605 117.46 71,063.30$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (477) 117.46 56,028.42$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 117.46 3,641.26$ 31-Dec-24 J.P. MORGAN SECURITIES PLC Equity Buy 512 117.46 60,139.52$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (623) 116.95 72,859.85$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,558 117.46 183,002.68$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (182) 116.95 21,284.90$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,007 117.46 588,122.22$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 117.34 938.71$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,577) 117.11 653,123.23$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25 117.33 2,933.21$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 380 117.08 44,490.52$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 117.49 3,759.69$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,688 117.40 1,841,839.90$ 31-Dec-24 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,688) 117.87 1,849,144.56$ 31-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 223 116.95 26,080.79$ 31-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 126 116.95 14,736.23$ 31-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Sell (886) 116.95 103,617.70$ 31-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 5,033 116.95 588,630.49$ 31-Dec-24 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (48) 116.95 5,613.60$ 31-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 41 116.95 4,795.12$ 31-Dec-24 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 126 116.95 14,736.23$ 31-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,000 - -$ 31-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1) - -$ 31-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 20,626 - -$ 31-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 47,200 - -$ 31-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,800 - -$ 31-Dec-24 JPMORGAN CHASE BANK, N.A. Equity Borrow 40,000 - -$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (890) 117.46 104,539.40$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 493 117.68 58,016.24$ 2-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (17,414) 118.21 2,058,508.94$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,310) 118.21 864,115.10$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,153 118.21 372,716.13$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,130 118.21 488,207.30$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 118.21 945.68$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 118.21 945.68$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 118.21 7,329.02$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62 118.21 7,329.02$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 162 118.24 19,154.71$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 423 118.31 50,046.31$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 397 117.94 46,823.49$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 208 118.38 24,623.76$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (183) 118.16 21,623.23$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (530) 118.08 62,580.45$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,557) 118.21 184,052.97$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,143 118.09 725,421.36$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,839) 118.12 571,597.99$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,000) 117.92 1,061,310.20$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 117.97 1,651.64$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (716) 118.01 84,498.13$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 272 118.10 32,124.22$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,177 117.87 1,788,854.01$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,000) 117.46 117,460.00$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,143) 117.46 721,556.78$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (109) 117.46 12,803.14$ 2-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 11,076 - -$ 2-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (39,000) - -$ 2-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (4,392) - -$ 2-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,527) - -$ 2-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (3,000) - -$ 2-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,704 - -$ 2-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 3,042 - -$ 2-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 5,408 - -$ 2-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,000 - -$ 2-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5) - -$ 2-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,319 - -$ 2-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,000,000 - -$ 2-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 163,156 - -$ 2-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 310,000 - -$ 2-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (24,000) - -$ 3-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 10 117.47 1,174.70$ 3-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,111) 117.47 130,509.17$ 3-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (967) 117.47 113,593.49$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 935 117.47 109,834.45$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 87 118.01 10,266.48$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (935) 117.47 109,834.45$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (383) 117.63 45,052.29$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,138 117.47 251,150.86$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,177) 117.87 1,788,960.62$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (590) 117.76 69,477.03$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17) 117.81 2,002.82$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 117.82 1,178.20$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22 117.55 2,586.14$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 165 117.70 19,420.60$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 117.82 942.56$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 117.77 353.32$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (683) 117.47 80,232.01$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,254) 117.51 734,895.14$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (817) 117.43 95,940.62$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,223 117.45 495,977.21$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 283 117.58 33,275.14$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,223) 118.21 499,200.83$ 3-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (165) 118.21 19,504.65$ 3-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 8,145 - -$ 3-Jan-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (461) 117.47 54,153.67$ 3-Jan-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 472 117.47 55,445.84$ 11/26

TRADES FOR RELEVANT PERIOD Appendix 3-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,000 - -$ 3-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,078) - -$ 3-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,724 - -$ 3-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,304 - -$ 3-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,762 - -$ 3-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (89,000) - -$ 3-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (14,000) - -$ 3-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (63,000) - -$ 3-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,000) - -$ 3-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,903) - -$ 3-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 50,000 - -$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 487 115.44 56,219.28$ 6-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 115.44 115.44$ 6-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 420 115.44 48,484.80$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 560 115.46 64,659.33$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,061 115.40 353,226.14$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (359) 115.69 41,531.16$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,697) 115.36 195,773.68$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,300) 115.44 150,066.56$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,939 115.69 1,034,113.31$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 115.44 115.44$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (63) 115.44 7,272.45$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 530 115.64 61,290.04$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,503 115.51 173,616.17$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,385 115.25 735,901.93$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 110 115.33 12,686.50$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,377) 115.44 274,400.88$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 115.36 5,767.90$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22,549) 115.44 2,603,056.56$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,732) 115.44 430,822.08$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 115.44 923.52$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 115.44 923.52$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 77 115.44 8,888.88$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (77) 115.44 8,888.88$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,301 115.44 611,947.44$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,301) 115.44 611,947.44$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,061) 115.44 122,481.84$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,385) 117.47 750,045.95$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (111) 117.47 13,039.17$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47 115.44 5,425.68$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 389 115.44 44,906.16$ 6-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (389) 115.44 44,906.16$ 6-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 50,000 - -$ 6-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 18 115.85 2,085.30$ 6-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (514) - -$ 6-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 33,000 - -$ 6-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,596) - -$ 7-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (61) 114.65 6,993.65$ 7-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 533 114.65 61,108.45$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 114.65 917.20$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 114.65 917.20$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 210 114.65 24,076.50$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (210) 114.65 24,076.50$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 161 114.65 18,458.65$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (823) 115.26 94,857.91$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 325 114.94 37,356.03$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15) 115.05 1,725.75$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18 114.94 2,068.83$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 76 114.95 8,736.00$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,463) 114.65 1,428,882.95$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 114.56 916.45$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (41) 115.54 4,737.14$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 102 114.07 11,635.26$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 393 115.47 45,379.23$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 340 114.46 38,914.82$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,908 114.08 674,008.69$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 114.75 5,737.55$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,908) 115.44 682,019.52$ 7-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (340) 115.44 39,249.60$ 7-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 31,600 - -$ 7-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 36,493 - -$ 7-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (2,155) 115.22 248,305.78$ 7-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 72 115.54 8,318.88$ 7-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 4,152 - -$ 7-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Buy 2,304 114.65 264,153.60$ 7-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 208 115.54 24,032.32$ 7-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 20,000 - -$ 7-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (575) - -$ 7-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (540) - -$ 7-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,049) - -$ 7-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,220) - -$ 7-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (46,000) - -$ 7-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,000) - -$ 7-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,835 - -$ 7-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,596 - -$ 7-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 163 - -$ 7-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 32,866 - -$ 7-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,375 - -$ 7-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 160 - -$ 7-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (62,200) - -$ 7-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,800) - -$ 7-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,825) - -$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,365) 115.93 274,174.45$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,876) 115.93 1,144,924.68$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,876 115.93 1,144,924.68$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 115.93 927.44$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (623) 115.30 71,831.90$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 115.99 1,623.86$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,668 116.07 425,733.84$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 116.00 927.97$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (955) 115.79 110,578.56$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46,737) 115.93 5,418,220.41$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,977 115.95 229,229.83$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 182 115.73 21,062.78$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 141 116.13 16,374.33$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,407 115.94 1,438,478.91$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29) 115.91 3,361.38$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,039) 115.93 236,381.27$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 141 116.16 16,378.36$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (456) 115.73 52,772.95$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25) 115.64 2,890.89$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,304) 115.93 846,752.72$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (282) 115.93 32,692.26$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (157) 115.93 18,201.01$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,668) 114.65 420,536.20$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (182) 114.65 20,866.30$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,424) 114.65 965,811.60$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,243) 115.93 1,303,400.99$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,243 115.93 1,303,400.99$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (108) 115.93 12,520.44$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,903) 114.65 906,078.95$ 8-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,373 - -$ 8-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 127 - -$ 8-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 120 - -$ 8-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,019 - -$ 8-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 27,570 - -$ 8-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 6,029 - -$ 8-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 16,862 - -$ 8-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 14,857 - -$ 8-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 50,000 - -$ 8-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (140) 115.30 16,142.00$ 8-Jan-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 57 115.30 6,572.10$ 8-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (358) - -$ 8-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,019) - -$ 8-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,250 - -$ 12/26

TRADES FOR RELEVANT PERIOD Appendix 8-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 120,000 - -$ 9-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 137 116.45 15,953.65$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,963 116.45 1,160,191.35$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,963) 116.45 1,160,191.35$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 116.45 931.60$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (35) 116.45 4,075.75$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 35 116.45 4,075.75$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 116.45 931.60$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (79) 116.45 9,199.55$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,354 116.45 157,673.30$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,354) 116.45 157,673.30$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,353) 116.45 157,556.85$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,353 116.45 157,556.85$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,094 116.47 127,412.93$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (488) 116.15 56,682.47$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,751) 115.93 1,130,454.05$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 69 116.06 8,008.14$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (124) 116.04 14,389.52$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 282 115.59 32,596.64$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (111) 116.45 12,925.62$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,247) 115.93 144,564.71$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,231 116.45 725,599.95$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 115.41 10,156.05$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 116.07 1,508.85$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 815 116.12 94,636.05$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 401 116.43 46,689.80$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19 116.37 2,211.10$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,243 116.08 1,072,894.69$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 39 116.45 4,541.55$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (246) 115.93 28,518.78$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,634) 115.93 1,232,799.62$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,243) 115.93 1,071,540.99$ 9-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (401) 115.93 46,487.93$ 9-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 78,517 - -$ 9-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 17,490 - -$ 9-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 6,430 - -$ 9-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 20,000 - -$ 9-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 1,399 115.59 161,706.07$ 9-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,453) 115.93 168,446.29$ 9-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,000 - -$ 9-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (553) - -$ 9-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,002) - -$ 9-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,363) - -$ 9-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (33,622) - -$ 9-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,185 - -$ 9-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,885 - -$ 9-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 33,622 - -$ 9-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,872 - -$ 9-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,000 - -$ 9-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 66 - -$ 9-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,400 - -$ 9-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,534 - -$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,213) 119.04 144,395.52$ 10-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (9) 119.04 1,071.36$ 10-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (359) 119.04 42,735.36$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,680) 119.04 557,107.20$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,527) 118.50 654,945.68$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (45) 118.21 5,319.57$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (820) 118.11 96,851.70$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,136 118.55 1,320,122.09$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,845) 119.04 219,628.80$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 118.69 356.07$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 464 118.65 55,051.70$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (488) 118.62 57,888.41$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,423 118.78 169,024.16$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 118.50 1,658.97$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,115 119.04 370,809.60$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 118.80 3,682.65$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (128) 119.04 15,237.12$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 128 119.04 15,237.12$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 119.04 952.32$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,502 119.04 893,038.08$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,502) 119.04 893,038.08$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,094) 116.45 127,396.30$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 116.45 10,247.60$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,423) 116.45 165,708.35$ 10-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,136) 116.45 1,296,787.20$ 10-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 30,660 - -$ 10-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 11,103 119.04 1,321,701.12$ 10-Jan-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,038) 119.04 123,563.52$ 10-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Buy 126 118.17 14,889.14$ 10-Jan-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 182 118.17 21,506.54$ 10-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,000 - -$ 10-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,508) - -$ 10-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,064 - -$ 10-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,792 - -$ 10-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (483) - -$ 10-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 139 - -$ 10-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,750) - -$ 10-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 36,000 - -$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (45) 119.31 5,368.80$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 118.79 950.32$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (488) 119.10 58,118.71$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (226) 119.33 26,967.50$ 13-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 1,273 119.37 151,962.59$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,650 118.79 1,621,483.50$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,115 118.79 370,030.85$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 119.06 5,952.86$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23) 119.04 2,737.92$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,358 118.79 2,061,956.82$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,197) 119.04 856,730.88$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 235 119.26 28,026.06$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (623) 118.85 74,043.55$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 118.79 950.32$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17,358) 118.79 2,061,956.82$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,789 118.81 450,172.88$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (213) 119.20 25,389.60$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 5,000 - -$ 13-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 81,903 - -$ 13-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED OTC - Option Sell (13,000) - -$ 13-Jan-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 2,222 119.59 265,734.09$ 13-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (241) - -$ 13-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,000 - -$ 13-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,490) - -$ 13-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,000) - -$ 13-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,900) - -$ 13-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (24,254) - -$ 13-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 139 - -$ 13-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,887) - -$ 13-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (217,000) - -$ 13-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 410 - -$ 13-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 54 - -$ 13-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 13,536 - -$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (290) 119.80 34,742.00$ 14-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (6) 119.80 718.80$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,211) 119.80 145,077.80$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (488) 119.66 58,396.44$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13) 119.80 1,557.40$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 432 119.35 51,557.73$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 95 119.69 11,370.24$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 119.80 359.39$ 14-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (433) 119.80 51,873.40$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,148) 119.81 137,537.09$ 14-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 3 119.80 359.40$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (186) 119.80 22,282.80$ 13/26

TRADES FOR RELEVANT PERIOD Appendix 14-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (70) 119.80 8,386.00$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 615 119.80 73,677.00$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 46 119.66 5,504.27$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,211 119.80 145,077.80$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,789) 119.80 933,122.20$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 290 119.80 34,742.00$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 486 120.17 58,401.04$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 758 119.78 90,790.57$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 119.80 958.40$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (93) 119.28 11,093.08$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (757) 118.79 89,924.03$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 119.72 11,972.50$ 14-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 119.80 1,557.40$ 14-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 50,397 - -$ 14-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 25,297 - -$ 14-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 25,000 - -$ 14-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 11,644 119.80 1,394,951.20$ 14-Jan-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (3,090) 120.38 371,974.20$ 14-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (22,984) - -$ 14-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,500 - -$ 14-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,799) - -$ 14-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,442) - -$ 14-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (30,006) - -$ 14-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 800 - -$ 14-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,000 - -$ 14-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,225) - -$ 14-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,194) - -$ 14-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,103 - -$ 14-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,996 - -$ 14-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 30,006 - -$ 14-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 66 - -$ 14-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,253 - -$ 14-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (66) - -$ 14-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,724) - -$ 15-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (664) 119.84 79,573.68$ 15-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 119.77 598.85$ 15-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (488) 119.78 58,450.55$ 15-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 347 119.49 41,463.03$ 15-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 664 119.49 79,341.36$ 15-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (53) 119.99 6,359.65$ 15-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 997 119.80 119,438.52$ 15-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 119.98 239.95$ 15-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (442) 119.95 53,017.18$ 15-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46) 119.80 5,510.80$ 15-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 110 120.33 13,236.24$ 15-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,104 119.49 251,406.96$ 15-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27 120.01 3,240.38$ 15-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (182) 120.15 21,866.86$ 15-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (58) 119.80 6,948.40$ 15-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,839 120.00 580,671.71$ 15-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (597) 119.94 71,602.01$ 15-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 180,000 - -$ 15-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 20,000 - -$ 15-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 80,000 - -$ 15-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 60,000 - -$ 15-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 15,000 - -$ 15-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 30,000 - -$ 15-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 70,000 - -$ 15-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (20,000) - -$ 15-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (15,667) - -$ 15-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (50,000) - -$ 15-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7,000) - -$ 15-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,227) - -$ 15-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (19,798) - -$ 15-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (11,111) - -$ 15-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (80,000) - -$ 15-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (66,057) - -$ 15-Jan-25 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Buy 100,000 - -$ 15-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 11,593 119.49 1,385,247.57$ 15-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,595 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (18,850) - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,820 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 28,059 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 23,880 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 982 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 163 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 19,637 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 930 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 10 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 19,507 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,419 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 204 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,737 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,686 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,662 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,130 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,086 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,000 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,100 - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,835) - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (64,712) - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (163) - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (35,661) - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (278) - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,860) - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (160) - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,676) - -$ 15-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (18,534) - -$ 16-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,958 - -$ 16-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 28,356 - -$ 16-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,020 - -$ 16-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,346 - -$ 16-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 4,651 - -$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,107) 119.61 132,408.27$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 119.61 956.88$ 16-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,933) 120.45 232,827.92$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,421) 119.49 647,755.29$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,565 120.17 1,029,224.15$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (35,158) 119.61 4,205,248.38$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,230 121.00 2,084,830.00$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 35,158 119.61 4,205,248.38$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62 120.55 7,474.10$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 386 120.08 46,349.24$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 119.75 3,712.35$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24,976) 119.61 2,987,379.36$ 16-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 6 119.60 717.63$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,515 121.00 667,315.00$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,675) 119.61 559,176.75$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,825) 120.50 340,423.66$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 648 120.42 78,029.46$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (164) 119.61 19,616.04$ 16-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 30 119.61 3,588.40$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,662) 119.61 318,401.82$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (41,127) 119.61 4,919,200.47$ 16-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 47 119.81 5,631.08$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 169 119.47 20,189.75$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (488) 119.93 58,526.60$ 16-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 18 119.72 2,155.00$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,385 119.74 285,578.18$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,180) 119.61 380,359.80$ 16-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 20 119.62 2,392.40$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 119.61 956.88$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (167) 119.49 19,954.83$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 119.75 1,197.45$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,794) 119.92 454,959.58$ 14/26

TRADES FOR RELEVANT PERIOD Appendix 16-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 167 119.95 20,032.27$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17,230) 121.00 2,084,830.00$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,315) 119.61 874,947.15$ 16-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 224 119.65 26,802.54$ 16-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 32 119.84 3,834.80$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 120.55 7,474.10$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 120.55 964.40$ 16-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 182 119.65 21,777.00$ 16-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 119.61 119.61$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (451) 119.61 53,944.11$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,421 119.49 647,755.29$ 16-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,147) 119.61 1,572,512.67$ 16-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 11,568 119.61 1,383,648.48$ 16-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (23,322) - -$ 16-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 13,335 - -$ 16-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,715 - -$ 16-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 160 - -$ 16-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (410) - -$ 16-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (54) - -$ 16-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13,536) - -$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,798) 118.74 1,519,634.52$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,798 118.74 1,519,634.52$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 118.74 118.74$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 118.74 118.74$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 106 118.74 12,586.44$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 118.74 3,680.94$ 17-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 7,927 - -$ 17-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 3,113 - -$ 17-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 5,993 - -$ 17-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,619 - -$ 17-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 4,692 - -$ 17-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 41,480 - -$ 17-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 7,146 - -$ 17-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 17,030 - -$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (430) 119.61 51,432.30$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 387 118.22 45,752.53$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,559 118.78 779,095.20$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 118.12 118.12$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (70) 117.76 8,243.20$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,215) 118.74 263,009.10$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 118.91 3,804.96$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,000 117.77 1,413,240.24$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,253) 118.80 1,812,116.04$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (900) 118.74 106,866.00$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 118.69 949.53$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 45 118.72 5,342.18$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,832 118.93 217,872.80$ 17-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 26 118.74 3,087.24$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (488) 118.68 57,915.53$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 428 117.97 50,490.56$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,963 117.68 231,012.03$ 17-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,566) 118.02 184,821.67$ 17-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 77 118.23 9,104.06$ 17-Jan-25 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (1,000) - -$ 17-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 11,990 118.74 1,423,692.60$ 17-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (264) 118.74 31,347.36$ 17-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (10,140) - -$ 17-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,613 - -$ 17-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,613) - -$ 17-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 21,917 - -$ 17-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,719 - -$ 17-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,601) - -$ 17-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (14,967) - -$ 17-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,253) - -$ 17-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 26,000 - -$ 17-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (50,000) - -$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30,485) 120.09 3,660,943.65$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30,485 120.09 3,660,943.65$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 120.09 960.72$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,244) 120.09 869,931.96$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,244 120.09 869,931.96$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23,878) 120.09 2,867,509.02$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,000 120.77 241,534.51$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 521 120.31 62,680.23$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,870) 120.09 224,568.30$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 259 119.99 31,076.31$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,885 120.46 708,891.95$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,463) 120.09 1,496,681.67$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,480) 120.09 778,183.20$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,000 120.34 1,323,771.81$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (488) 120.20 58,657.96$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 120.94 2,902.56$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 42 120.06 5,042.55$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 120.16 360.49$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,050 120.13 126,137.38$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 41 120.35 4,934.35$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,832) 118.74 217,531.68$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,050) 118.74 124,677.00$ 20-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17) 118.74 2,018.58$ 20-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 4,408 - -$ 20-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 8,343 - -$ 20-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 4,249 - -$ 20-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 3,048 - -$ 20-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,424 - -$ 20-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 984 - -$ 20-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 248 - -$ 20-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 9,901 - -$ 20-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 5,900 - -$ 20-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 5,006 - -$ 20-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 56,489 - -$ 20-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 23,000 - -$ 20-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 100,000 - -$ 20-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 30,000 - -$ 20-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 600,000 - -$ 20-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 26,948 - -$ 20-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 41,052 - -$ 20-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 52,823 - -$ 20-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,442 - -$ 20-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,257 - -$ 20-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,488 - -$ 20-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,707 - -$ 20-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 325 - -$ 20-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 145 - -$ 20-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,952 - -$ 20-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 502 - -$ 20-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 102 - -$ 20-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (300) - -$ 20-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,000 - -$ 20-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,317) - -$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,952 120.09 234,415.68$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,952) 120.09 234,415.68$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,952 120.09 234,415.68$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 947 120.85 114,445.80$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 120.60 1,085.36$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 378 120.91 45,702.69$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (548) 120.73 66,159.16$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,186 120.91 627,045.28$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 951 120.75 114,832.14$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 496 120.96 59,994.04$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17 120.69 2,051.81$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 120.81 14,497.04$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,174 120.48 261,923.52$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 163 120.48 19,638.24$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 773 120.46 93,115.08$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (424) 120.09 50,917.24$ 15/26

TRADES FOR RELEVANT PERIOD Appendix 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 120.84 1,087.53$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (299) 119.89 35,847.99$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 266 120.59 32,077.49$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,591 120.12 2,113,030.92$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,673 120.05 200,843.98$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,819) 120.49 339,649.75$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 120.59 7,717.76$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,760) 120.61 574,103.60$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,761) 120.61 694,834.21$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,761 120.61 694,834.21$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,979 120.61 238,687.19$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (403) 120.09 48,396.27$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (266) 120.09 31,943.94$ 21-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (947) 120.09 113,725.23$ 21-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 280 - -$ 21-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,616) - -$ 21-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,830 - -$ 21-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,830) - -$ 21-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,780) - -$ 21-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (32,535) - -$ 21-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 32,535 - -$ 21-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,000,000) - -$ 21-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 36 - -$ 21-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (52,000) - -$ 21-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 803 - -$ 22-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (106) 119.61 12,678.66$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (307) 119.61 36,720.27$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,573) 120.61 189,719.53$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,871 119.61 702,230.31$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 119.68 478.73$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,232 119.60 625,770.92$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 169 120.37 20,342.55$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (81) 120.35 9,748.22$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 150 119.85 17,977.50$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 119.97 1,679.60$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 494 119.95 59,255.05$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (488) 119.83 58,475.81$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,426 119.61 768,613.86$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (936) 119.83 112,159.67$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,879 119.77 704,113.84$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 524 119.50 62,618.00$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 167 119.61 19,974.87$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (524) 120.61 63,199.64$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 120.61 10,613.68$ 22-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17,361) 120.61 2,093,910.21$ 22-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 25,000 - -$ 22-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,172) 120.03 140,672.82$ 22-Jan-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 43 120.50 5,181.50$ 22-Jan-25 JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED Equity Sell (13,097) 119.64 1,566,902.82$ 22-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (21,414) - -$ 22-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (41,052) - -$ 22-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,830 - -$ 22-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,830) - -$ 22-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (28,673) - -$ 22-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (26,142) - -$ 22-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 19,757 - -$ 22-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 26,000 - -$ 23-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 475 118.00 56,050.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (3) 118.00 354.00$ 23-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 118.15 1,063.35$ 23-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 148 118.37 17,518.62$ 23-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (488) 118.09 57,629.84$ 23-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (316) 118.07 37,309.06$ 23-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (309) 118.30 36,554.70$ 23-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 118.02 590.10$ 23-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,558 118.00 183,844.00$ 23-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 118.26 1,773.90$ 23-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,161 118.43 137,493.20$ 23-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,519) 118.30 534,597.70$ 23-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,640 118.07 311,709.06$ 23-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,195) 117.98 966,877.46$ 23-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,150 118.05 135,759.40$ 23-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 41 118.02 4,838.87$ 23-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (845) 119.61 101,070.45$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 118.00 118.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 118.00 118.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 99 118.00 11,682.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 10 118.00 1,180.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 36 118.00 4,248.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (10) 118.00 1,180.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (36) 118.00 4,248.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 118.00 118.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 118.00 118.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 61 118.00 7,198.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (5) 118.00 590.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 5 118.00 590.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 10 118.00 1,180.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (10) 118.00 1,180.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 2 118.00 236.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (2) 118.00 236.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 6 118.00 708.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (6) 118.00 708.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 5 118.00 590.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 24 118.00 2,832.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (24) 118.00 2,832.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 2 118.00 236.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (2) 118.00 236.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 118.00 118.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 118.00 118.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 95 118.00 11,210.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 4 118.00 472.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (4) 118.00 472.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 11 118.00 1,298.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 41 118.00 4,838.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 4 118.00 472.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (41) 118.00 4,838.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (4) 118.00 472.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 118.00 118.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 118.00 118.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 11 118.00 1,298.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (11) 118.00 1,298.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (4) 118.00 472.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 10 118.00 1,180.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (10) 118.00 1,180.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (49) 118.00 5,782.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 49 118.00 5,782.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 5 118.00 590.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (5) 118.00 590.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (58) 118.00 6,844.00$ 23-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,235) 118.26 146,050.24$ 23-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,557 - -$ 23-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,595 - -$ 23-Jan-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 19,055 118.00 2,248,490.00$ 23-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,259 - -$ 23-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,259) - -$ 23-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,284) - -$ 24-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 945 118.33 111,821.85$ 24-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (120) 118.33 14,199.60$ 24-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (488) 118.04 57,602.56$ 24-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 525 117.86 61,873.93$ 24-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 117.99 2,477.70$ 24-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 118.11 472.42$ 24-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,498) 118.09 531,178.73$ 24-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,859 118.36 338,404.52$ 24-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 53 118.41 6,275.79$ 16/26

TRADES FOR RELEVANT PERIOD Appendix 24-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (69) 118.01 8,142.47$ 24-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,327 117.88 274,307.04$ 24-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,849 117.89 1,986,410.09$ 24-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (53) 118.00 6,254.00$ 24-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (456) 118.00 53,808.00$ 24-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,849) 118.00 1,988,182.00$ 24-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 120,000 - -$ 24-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 9,039 - -$ 24-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 559 - -$ 24-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 402 - -$ 24-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 4,200 - -$ 24-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 112,164 - -$ 24-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,007) 117.50 118,317.77$ 24-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (132) 118.33 15,619.56$ 24-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,534) - -$ 24-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,461 - -$ 24-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,831) - -$ 24-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,442) - -$ 24-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (18,608) - -$ 24-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,257) - -$ 24-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,082) - -$ 24-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,000 - -$ 27-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (905) - -$ 27-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (2,366) - -$ 27-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 57 - -$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 118.55 948.40$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,011 118.55 356,954.05$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,011) 118.55 356,954.05$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 118.55 948.40$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,478) 118.47 1,833,678.66$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31,151) 117.68 3,665,849.68$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 287 118.58 34,032.52$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 54 118.52 6,400.20$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 58 118.51 6,873.30$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 118.12 11,811.95$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 118.58 2,845.87$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 91 118.04 10,741.32$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 117.95 707.72$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62 118.24 7,330.92$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,420 118.28 759,384.53$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 660 118.25 78,048.05$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18,489 117.68 2,175,785.52$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,688) 118.57 200,149.66$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23,295) 117.68 2,741,355.60$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23,295 117.68 2,741,355.60$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,092 117.68 246,186.56$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 118.33 11,833.00$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 118.33 7,336.46$ 28-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (56,489) - -$ 28-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (9,901) - -$ 28-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,252 - -$ 28-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,046 - -$ 28-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 12,800 - -$ 28-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (232,705) - -$ 28-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 25,000 - -$ 28-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 45,000 - -$ 28-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 500,000 - -$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 71,000 - -$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (5,000) - -$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (71,000) - -$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (500,000) - -$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (50,000) - -$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (55,966) - -$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (33,165) - -$ 28-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (2,101) - -$ 28-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,714) 118.17 202,542.01$ 28-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 286 118.24 33,815.90$ 28-Jan-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 53 118.24 6,266.58$ 28-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (241) - -$ 28-Jan-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 41 117.83 4,831.03$ 28-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,289) - -$ 28-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 28-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,906 - -$ 28-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,264 - -$ 29-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 216 116.68 25,201.90$ 29-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 133 116.68 15,518.65$ 29-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 487 116.67 56,817.36$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 116.23 7,438.72$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 64 116.23 7,438.72$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,289 116.23 382,280.47$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,103) 116.23 1,522,961.69$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,103 116.23 1,522,961.69$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,085 116.28 126,165.25$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 500 116.55 58,274.63$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 670 116.42 78,002.30$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,373) 116.40 1,905,835.64$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (52,493) 116.23 6,101,261.39$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (935) 116.23 108,675.05$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,116 116.23 362,172.68$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 132 116.39 15,363.15$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 727 116.23 84,499.21$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 647 116.46 75,347.79$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,347 116.34 1,436,507.54$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,410 116.47 2,377,102.59$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 70 116.90 8,183.00$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,336 116.90 273,078.40$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (65) 116.44 7,568.70$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20,410) 117.68 2,401,848.80$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (500) 117.68 58,840.00$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,726) 116.23 433,072.98$ 29-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 44,218 - -$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (300,000) - -$ 29-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (120,000) - -$ 29-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,275) 116.23 148,193.25$ 29-Jan-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 43 116.90 5,026.70$ 29-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16,135) - -$ 29-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,771 - -$ 30-Jan-25 J.P. MORGAN SECURITIES PLC Equity Buy 509 117.05 59,578.45$ 30-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (94) 117.05 11,002.70$ 30-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 94 117.05 11,002.70$ 30-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,030 117.42 590,629.16$ 30-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 834 117.45 97,950.19$ 30-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (55) 117.26 6,449.15$ 30-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (476) 117.30 55,836.43$ 30-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27,611 117.21 3,236,404.95$ 30-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,577 116.93 184,393.54$ 30-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 844 117.20 98,916.80$ 30-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,190) 116.89 1,074,219.10$ 30-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 306 117.21 35,865.47$ 30-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 220 117.05 25,751.00$ 30-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (548) 116.23 63,694.04$ 30-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27,611) 116.23 3,209,226.53$ 30-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 48,800 - -$ 30-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 150,000 - -$ 30-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 45,000 - -$ 30-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 90,000 - -$ 30-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (36,493) - -$ 30-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 36,148 - -$ 30-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 345 - -$ 30-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (300,000) - -$ 30-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 65,000 - -$ 30-Jan-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (71) 117.05 8,310.55$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,817) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (22,650) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (28,059) - -$ 17/26

TRADES FOR RELEVANT PERIOD Appendix 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (14,050) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (982) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (163) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (19,637) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (930) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (19,507) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (18,419) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (204) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,737) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13,477) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (40,960) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,686) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,662) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16,030) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (27,696) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (40,090) - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,593 - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 163 - -$ 30-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (22,858) - -$ 31-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,106 117.40 247,244.40$ 31-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (291) 117.40 34,163.40$ 31-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (7,031) 117.40 825,439.40$ 31-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27,426 117.61 3,225,460.92$ 31-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22,356 117.71 2,631,504.68$ 31-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29) 117.59 3,409.97$ 31-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (558) 118.18 65,944.27$ 31-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,402 117.40 164,594.80$ 31-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (38,951) 117.40 4,572,847.40$ 31-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 306 117.69 36,012.71$ 31-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 89 117.91 10,494.42$ 31-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18,691 117.40 2,194,323.40$ 31-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28,220) 117.40 3,313,028.00$ 31-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 28,220 117.40 3,313,028.00$ 31-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (83) 117.05 9,715.15$ 31-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27,426) 117.05 3,210,213.30$ 31-Jan-25 J.P. MORGAN SECURITIES PLC Equity Borrow 135,000 - -$ 31-Jan-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (300,000) - -$ 31-Jan-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,440) 118.20 170,211.02$ 31-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (199) 117.40 23,362.60$ 31-Jan-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 46 118.10 5,432.60$ 31-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,557 - -$ 31-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Sell (4,104) 117.40 481,809.60$ 31-Jan-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 62 118.10 7,322.20$ 31-Jan-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,633) 118.10 192,857.30$ 31-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (183) - -$ 31-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,000) - -$ 31-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,000) - -$ 31-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,854) - -$ 31-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,854 - -$ 31-Jan-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 183 - -$ 3-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,292) 114.91 263,373.72$ 3-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (725) 114.91 83,309.75$ 3-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25) 114.91 2,872.75$ 3-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (242) 114.91 27,808.22$ 3-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (61) 114.91 7,009.51$ 3-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 489 114.31 55,896.86$ 3-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 231 114.39 26,424.84$ 3-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 285 114.29 32,571.70$ 3-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,237) 114.41 1,857,749.50$ 3-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,655 114.81 1,223,322.72$ 3-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 114.52 1,832.31$ 3-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 646 114.48 73,951.58$ 3-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 114.14 684.84$ 3-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,345 114.36 268,169.74$ 3-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (646) 117.40 75,840.40$ 3-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (490) 117.40 57,526.00$ 3-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,130) 117.40 1,306,662.00$ 3-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 48,500 - -$ 3-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 70,000 - -$ 3-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 50,000 - -$ 3-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (200,000) - -$ 3-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (2,078) 114.91 238,782.98$ 3-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Sell (986) 115.00 113,390.00$ 3-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,557 - -$ 3-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 3,114 - -$ 3-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 52 115.00 5,980.00$ 3-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (3,380) - -$ 3-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 3-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 3-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,000) - -$ 3-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 190,000 - -$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (333) 116.87 38,916.05$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 333 116.87 38,916.05$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,365) 116.93 159,609.45$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,309 116.76 503,118.84$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 1,220 116.76 142,447.20$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 175 117.02 20,477.87$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 57 117.02 6,670.06$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 311 117.12 36,424.84$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 494 117.10 57,845.80$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,557 117.03 299,235.10$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 693 117.04 81,105.65$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 811 117.10 94,968.03$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27,530 116.93 3,218,949.38$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,364 117.10 159,724.59$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 102 117.03 11,936.79$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (86) 117.15 10,074.47$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15) 117.26 1,758.90$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 763 117.02 89,285.07$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,519) 116.80 527,797.66$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 148 117.28 17,357.68$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29 117.06 3,394.84$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 28,104 117.11 3,291,313.34$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,473) 117.04 1,225,775.72$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62 117.20 7,266.68$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,758 117.16 557,430.38$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,657) 116.76 1,944,871.32$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,557) 114.91 293,824.87$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (173) 114.91 19,879.43$ 4-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28,104) 114.91 3,229,430.64$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (36,148) - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 34,995 - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,153 - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 40,000 - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 14,591 - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 30,000 - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (170,000) - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 9,579 - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 83,069 - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 15,000 - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 400 - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,221 - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,902 - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 982 - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,630 - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 15,186 - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 3,184 - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 10,995 - -$ 4-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 2,763 117.05 323,400.31$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,627) - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 59 - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,199) - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,243 - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 19,931 - -$ 18/26

TRADES FOR RELEVANT PERIOD Appendix 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 28,059 - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,766 - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,208 - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,930 - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 40,000 - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,000 - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,442 - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,325 - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,325) - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,000 - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 69,900 - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,885) - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (58,115) - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 97 - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,474) - -$ 4-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,803) - -$ 5-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (2,781) 119.18 331,439.58$ 5-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 808 119.18 96,297.44$ 5-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 119.53 3,705.58$ 5-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,576 119.18 1,856,347.68$ 5-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27,371 119.24 3,263,666.39$ 5-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 796 119.64 95,232.99$ 5-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18,711 119.41 2,234,305.38$ 5-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,804) 119.18 334,180.72$ 5-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,486 119.69 177,852.32$ 5-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 726 119.18 86,524.68$ 5-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 802 119.37 95,737.15$ 5-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (52,598) 119.18 6,268,629.64$ 5-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,488) 119.26 177,466.21$ 5-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 70 119.28 8,349.88$ 5-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 119.23 715.37$ 5-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27,371) 116.76 3,195,837.96$ 5-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (50) 116.76 5,838.00$ 5-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 100,000 - -$ 5-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 13,237 - -$ 5-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 16,680 - -$ 5-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,535 - -$ 5-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 7,548 - -$ 5-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,000) - -$ 5-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (150,000) - -$ 5-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 28,900 - -$ 5-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 90,000 - -$ 5-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (90,000) - -$ 5-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (138) - -$ 5-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (397) - -$ 5-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,100) - -$ 5-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,000) - -$ 5-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,300 - -$ 5-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,442) - -$ 5-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,000) - -$ 5-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (36,464) - -$ 5-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (35,669) - -$ 5-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (30,226) - -$ 5-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,781) - -$ 5-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (160) - -$ 5-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (20,526) - -$ 5-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (26,000) - -$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (746) 118.99 88,766.54$ 6-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (36) 120.18 4,326.48$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 489 119.76 58,560.80$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 119.70 1,197.00$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 973 119.92 116,681.39$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,692 119.72 3,195,437.77$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 111 119.50 13,264.46$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26 119.91 3,117.76$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 119.56 239.12$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 120.18 961.44$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,230) 120.18 748,721.40$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,424 118.98 169,427.52$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,002 119.78 479,351.23$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,650) 120.18 558,837.00$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 445 118.98 52,946.10$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26,692) 119.18 3,181,152.56$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (489) 119.18 58,279.02$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 119.18 238.36$ 6-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 67,000 - -$ 6-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 113,000 - -$ 6-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,083) - -$ 6-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 10,901 - -$ 6-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,599 - -$ 6-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 10,000 - -$ 6-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (150,000) - -$ 6-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,605) 119.53 191,851.91$ 6-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 60 120.18 7,210.80$ 6-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 108 118.98 12,849.84$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (603) - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (403) - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,169 - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 29,745 - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,326 - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,654 - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 403 - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 34,265 - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 901 - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 52 - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 160 - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,388 - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 20,159 - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 22,919 - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (40,000) - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,000) - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,171 - -$ 6-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (238,000) - -$ 7-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 254 120.49 30,605.65$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (38) 120.77 4,589.26$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,402 120.77 169,319.54$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,402) 120.77 169,319.54$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 38 120.77 4,589.26$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 67,502 120.77 8,152,216.54$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (38) 120.77 4,589.26$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,870) 120.77 225,839.90$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,324 120.77 159,899.48$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23 120.88 2,780.23$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23 120.70 2,776.05$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 197 120.81 23,798.82$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,491 120.87 3,201,896.33$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (150) 120.97 18,145.50$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 120.96 604.81$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 120.93 604.64$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26,491) 120.18 3,183,688.38$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (197) 120.18 23,675.46$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23) 120.18 2,764.14$ 7-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 120.18 600.90$ 7-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,743 - -$ 7-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 28,190 - -$ 7-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 10,067 - -$ 7-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (400) - -$ 7-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,949) 120.61 235,067.53$ 7-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (112) 120.11 13,452.32$ 7-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 3,718 - -$ 7-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,743) - -$ 7-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4) - -$ 7-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4) - -$ 7-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (398) - -$ 19/26

TRADES FOR RELEVANT PERIOD Appendix 7-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,734 - -$ 7-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 97 - -$ 7-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 4 - -$ 7-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 4 - -$ 7-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 398 - -$ 7-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,465) - -$ 7-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,465 - -$ 7-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 52 - -$ 7-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,734) - -$ 7-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (97) - -$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,404) 119.32 167,525.28$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,993) 119.49 238,150.93$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 733 120.89 88,614.43$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 346 120.58 41,719.89$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 470 119.67 56,245.82$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (243) 120.57 29,297.78$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (66) 119.79 7,906.14$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,026) 119.32 241,742.32$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,189 119.12 141,628.45$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,035) 119.35 958,997.99$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 119.61 5,980.53$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,189) 120.77 143,595.53$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (85) 120.77 10,265.45$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 119.32 954.56$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,577) 119.32 1,142,727.64$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,577 119.32 1,142,727.64$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 119.32 954.56$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,412) 119.32 884,399.84$ 10-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (126) 119.32 15,034.32$ 10-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (30,000) - -$ 10-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 550,000 - -$ 10-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 130,000 - -$ 10-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 100,000 - -$ 10-Feb-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 7,905 120.65 953,700.31$ 10-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (698) 119.32 83,285.36$ 10-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 48 - -$ 10-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 240 - -$ 10-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (240) - -$ 10-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,000 - -$ 10-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,442 - -$ 10-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 47,149 - -$ 10-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,497 - -$ 10-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 21,771 - -$ 10-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 51,270 - -$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 118.53 1,896.48$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (467) 119.71 55,904.57$ 11-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 63 118.46 7,462.76$ 11-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 12 118.46 1,421.54$ 11-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 373 119.10 44,422.90$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,686 118.70 3,167,499.12$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 94 118.39 11,128.90$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 118.71 1,068.36$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,344 118.47 159,225.12$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 219 118.82 26,020.74$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 118.79 356.38$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,199 119.71 622,372.29$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 118.50 118.50$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (124) 118.61 14,708.20$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,801 118.72 332,528.44$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 118.37 1,420.44$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (56) 118.37 6,628.72$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,033 119.71 123,660.43$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24,804) 119.32 2,959,613.28$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (234) 119.32 27,920.88$ 11-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,995) - -$ 11-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (113,000) - -$ 11-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (67,000) - -$ 11-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (30,000) - -$ 11-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (14,591) - -$ 11-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 200,000 - -$ 11-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (248) - -$ 11-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (13,100) - -$ 11-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (16,457) - -$ 11-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (43,647) - -$ 11-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (23,251) - -$ 11-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (550,000) - -$ 11-Feb-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (2,296) 119.20 273,683.20$ 11-Feb-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (10,825) 119.20 1,290,340.00$ 11-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (236) 119.71 28,251.56$ 11-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 676 - -$ 11-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (44,013) - -$ 11-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 206 - -$ 11-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (162) - -$ 11-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,260) - -$ 11-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,442) - -$ 11-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 39,744 - -$ 11-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (33,644) - -$ 11-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (14,112) - -$ 11-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,406 - -$ 11-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 19,600 - -$ 11-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 150,000 - -$ 11-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 350,000 - -$ 12-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,162) 119.00 138,278.00$ 12-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,162) 119.00 138,278.00$ 12-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (85) 119.00 10,115.00$ 12-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,737 119.00 325,703.00$ 12-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,737) 119.00 325,703.00$ 12-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (188) 119.00 22,372.00$ 12-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 779 119.02 92,716.58$ 12-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,361 118.51 635,337.85$ 12-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 203 118.15 23,985.18$ 12-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,232) 119.00 741,608.00$ 12-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,582 118.65 3,154,017.49$ 12-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (463) 118.37 54,806.27$ 12-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (690) 118.91 82,046.05$ 12-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 169 118.82 20,081.26$ 12-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 118.79 3,682.55$ 12-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 118.82 1,069.38$ 12-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24 118.77 2,850.42$ 12-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 119.71 1,077.39$ 12-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (23,000) - -$ 12-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 250,000 - -$ 12-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (2,080) 118.45 246,377.87$ 12-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 242 119.00 28,798.00$ 12-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (120) 119.02 14,282.40$ 12-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (476) 119.02 56,653.52$ 12-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (48) - -$ 12-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,500 - -$ 12-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (798) - -$ 12-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (70,900) - -$ 12-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,749) - -$ 12-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,442 - -$ 12-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 251 - -$ 12-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,318 - -$ 12-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (41,553) - -$ 12-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (494,919) - -$ 13-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (465) 120.35 55,962.75$ 13-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 5 120.35 601.75$ 13-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (10) 120.35 1,203.50$ 13-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (292) 120.35 35,142.20$ 13-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 292 120.35 35,142.20$ 13-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 120.35 1,323.85$ 13-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,048 120.51 728,825.30$ 13-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (255) 120.80 30,805.18$ 13-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (736) 120.62 88,779.17$ 20/26

TRADES FOR RELEVANT PERIOD Appendix 13-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (478) 120.36 57,530.56$ 13-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (38) 120.61 4,583.15$ 13-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,283 120.31 1,237,160.17$ 13-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (35) 120.67 4,223.37$ 13-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,896 120.49 348,933.91$ 13-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 190 120.67 22,927.50$ 13-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 689 120.87 83,276.04$ 13-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,205 120.67 748,774.32$ 13-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (211) 119.00 25,109.00$ 13-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 50,000 - -$ 13-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (50,000) - -$ 13-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 13,237 - -$ 13-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (13,237) - -$ 13-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 16,680 - -$ 13-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (16,680) - -$ 13-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,535 - -$ 13-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,535) - -$ 13-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 7,548 - -$ 13-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7,548) - -$ 13-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (402) 120.19 48,316.38$ 13-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 73 120.19 8,773.87$ 13-Feb-25 JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED Equity Sell (7,646) 120.71 922,968.54$ 13-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (716) - -$ 13-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,031 - -$ 13-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 22,689 - -$ 13-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 19,544 - -$ 13-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (20,659) - -$ 13-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 31,000 - -$ 13-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (52) - -$ 13-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (42,094) - -$ 13-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (287,870) - -$ 13-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,616 - -$ 13-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 44,000 - -$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (878) 121.17 106,387.26$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,047 121.17 1,338,564.99$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,558 121.50 189,297.00$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,870 121.88 959,198.95$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33) 121.71 4,016.43$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 121.45 2,550.36$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,417 121.17 171,697.89$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,162 121.20 504,424.52$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,122 122.54 260,019.47$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 121.53 1,093.76$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17) 121.73 2,069.38$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 202 121.75 24,594.22$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,949) 122.11 237,990.88$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 720 122.31 88,064.62$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,278) 121.61 155,422.64$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (173) 120.35 20,820.55$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (202) 120.35 24,310.70$ 14-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,833) 120.35 581,651.55$ 14-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (34,995) - -$ 14-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (11,899) - -$ 14-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 46,894 - -$ 14-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (46,894) - -$ 14-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,442 - -$ 14-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,719 - -$ 14-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 10,457 - -$ 14-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 32,276 - -$ 14-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (2,758) 122.05 336,620.24$ 14-Feb-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 7,142 121.55 868,137.24$ 14-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 266 121.50 32,319.00$ 14-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 292 121.17 35,381.64$ 14-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (102) 121.50 12,393.00$ 14-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (266) 121.50 32,319.00$ 14-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,341) 121.50 284,431.50$ 14-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13) - -$ 14-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 36,000 - -$ 14-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 31,783 - -$ 14-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 20,712 - -$ 14-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,288 - -$ 14-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 251,450 - -$ 14-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,400 - -$ 14-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,700 - -$ 14-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 56,300 - -$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,301) 120.94 278,282.94$ 17-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (570) 120.94 68,935.80$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 46 120.94 5,563.24$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46) 120.94 5,563.24$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 120.94 967.52$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 120.94 483.76$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 120.94 483.76$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (49,936) 120.94 6,039,259.84$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 458 120.68 55,270.97$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 120.53 723.16$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,595) 120.42 553,315.07$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 158 120.61 19,056.89$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 120.84 1,208.40$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 211 120.49 25,423.39$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,925 120.75 232,452.54$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,080 120.39 370,806.74$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 775 120.29 93,227.36$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,654) 121.17 1,533,285.18$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (158) 121.17 19,144.86$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (211) 121.17 25,566.87$ 17-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (765) 121.17 92,695.05$ 17-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,929) 120.64 232,707.04$ 17-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (51) 120.12 6,126.12$ 17-Feb-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (10,177) 120.18 1,223,105.44$ 17-Feb-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 2,046 120.12 245,772.89$ 17-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,493 - -$ 17-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (354) - -$ 17-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 27,061 - -$ 17-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 47,192 - -$ 17-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,551) - -$ 17-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,920 - -$ 17-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,904 - -$ 17-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13,131) - -$ 17-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 74 - -$ 17-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 111,000 - -$ 18-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (271) 120.79 32,732.74$ 18-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 271 120.79 32,732.74$ 18-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24 120.79 2,898.84$ 18-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 55 120.79 6,643.18$ 18-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 120.79 603.93$ 18-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 120.79 603.93$ 18-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,598 120.59 433,887.91$ 18-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,802 120.66 941,389.32$ 18-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 439 120.37 52,842.64$ 18-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,467 120.39 1,139,695.73$ 18-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 566 120.30 68,091.17$ 18-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 688 120.58 82,960.39$ 18-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (103) 120.40 12,401.69$ 18-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 402 120.29 48,355.55$ 18-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (688) 120.94 83,206.72$ 18-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (437) 120.94 52,850.78$ 18-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,000 120.66 603,300.00$ 18-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (41,480) - -$ 18-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (25,297) - -$ 18-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 24,297 - -$ 18-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,000 - -$ 18-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 48 120.66 5,791.68$ 18-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 42 120.66 5,067.72$ 18-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (2,320) 120.66 279,931.20$ 18-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 84,000 - -$ 21/26

TRADES FOR RELEVANT PERIOD Appendix 18-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,806 - -$ 18-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 295 - -$ 18-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 61,399 - -$ 18-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,999) - -$ 18-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,596 - -$ 18-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,000 - -$ 18-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,429) - -$ 18-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (340,000) - -$ 18-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (530,532) - -$ 19-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (7) 121.25 848.75$ 19-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (47) 121.95 5,731.65$ 19-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 249 121.97 30,371.62$ 19-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 41 121.95 4,999.95$ 19-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (403) 121.95 49,145.85$ 19-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 403 121.95 49,145.85$ 19-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (502) 121.72 61,101.97$ 19-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,647 121.94 322,771.03$ 19-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46) 121.95 5,609.48$ 19-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 168 121.95 20,487.60$ 19-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,923 121.95 1,332,059.85$ 19-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,842 121.73 1,076,329.98$ 19-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,841) 121.88 224,387.23$ 19-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,194) 121.92 145,574.03$ 19-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,711 121.95 208,656.45$ 19-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,357 122.00 287,561.07$ 19-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (242) 121.89 29,497.50$ 19-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,455) 120.66 175,560.30$ 19-Feb-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 8,369 121.56 1,017,353.21$ 19-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (261) 121.60 31,737.60$ 19-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 138 121.60 16,780.80$ 19-Feb-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 2,391 122.12 291,977.20$ 19-Feb-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (8,531) 121.60 1,037,376.42$ 19-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (2,537) 121.95 309,387.15$ 19-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity In-kind transaction to receive the shares/par/units 60 - -$ 19-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 338 - -$ 19-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,000 - -$ 19-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (403) - -$ 19-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 21,000 - -$ 19-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (31,000) - -$ 19-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (21,310) - -$ 19-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,690) - -$ 19-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,051) - -$ 19-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (180,764) - -$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17) 119.80 2,036.60$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24,344 121.14 2,949,032.16$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (709) 120.09 85,143.81$ 20-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (26) 120.09 3,122.34$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 781 121.14 94,610.34$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 119.28 10,496.68$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (427) 119.51 51,031.72$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,769 119.21 1,522,195.64$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,577) 119.39 785,236.46$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 236 119.38 28,172.79$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 597 119.09 71,098.46$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,726) 120.09 2,248,805.34$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,586 120.70 794,957.35$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (790) 119.14 94,118.93$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,034 119.46 481,887.38$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,999) 120.05 480,085.87$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,034) 121.95 491,946.30$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (58) 120.09 6,965.22$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 58 120.09 6,965.22$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (60) 120.09 7,205.40$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 120.09 960.72$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 120.09 6,004.50$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (50) 120.09 6,004.50$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 120.09 960.72$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 120.09 600.45$ 20-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 120.09 600.45$ 20-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 30,000 - -$ 20-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 20,000 - -$ 20-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 2,416 119.45 288,595.31$ 20-Feb-25 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Buy 77,900 - -$ 20-Feb-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 8,927 118.30 1,056,062.31$ 20-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 3,114 - -$ 20-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity In-kind transaction to receive the shares/par/units 60 - -$ 20-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (22) - -$ 20-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 821 - -$ 20-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,685 - -$ 20-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,000) - -$ 20-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 17 - -$ 20-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 22 - -$ 20-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,000 - -$ 20-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,697) - -$ 21-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (425) 122.06 51,875.66$ 21-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (90) 122.06 10,985.43$ 21-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 941 123.49 116,204.09$ 21-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 123.12 123.12$ 21-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 172 123.34 21,213.96$ 21-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 4 123.32 493.27$ 21-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 3 123.19 369.56$ 21-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 7 123.46 864.19$ 21-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 61 123.23 7,516.92$ 21-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 803 123.48 99,151.00$ 21-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 64 123.39 7,897.16$ 21-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 44 123.43 5,430.92$ 21-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (77) 123.49 9,508.73$ 21-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 41 123.65 5,069.55$ 21-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 449 123.25 55,338.73$ 21-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 316 123.80 39,120.46$ 21-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (159) 123.47 19,631.36$ 21-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,605) 123.49 1,927,061.45$ 21-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,881 123.33 2,205,257.87$ 21-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (78) 123.30 9,617.68$ 21-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,071) 123.31 132,067.99$ 21-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (449) 120.09 53,920.41$ 21-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 159 123.51 19,637.86$ 21-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (31,000) - -$ 21-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (510) - -$ 21-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 48 121.79 5,845.92$ 21-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,076 - -$ 21-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 270 121.79 32,883.30$ 21-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Buy 904 121.79 110,098.16$ 21-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,014 - -$ 21-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (730) - -$ 21-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,000) - -$ 21-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 980 - -$ 21-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (250) - -$ 21-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,005) - -$ 21-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,326) - -$ 21-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,654) - -$ 21-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (19,265) - -$ 21-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (52) - -$ 21-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (20,159) - -$ 21-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 42,200 - -$ 21-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 210,000 - -$ 21-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,423) - -$ 21-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,005 - -$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 354 123.49 43,715.46$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (446) 123.49 55,076.54$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 446 123.49 55,076.54$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30) 120.69 3,620.70$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 121.31 2,911.44$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,179) 119.80 141,244.20$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (456) 119.80 54,628.80$ 22/26

TRADES FOR RELEVANT PERIOD Appendix 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 456 119.80 54,628.80$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,040) 119.80 124,592.00$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (124,229) 119.80 14,882,634.20$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 124,229 119.80 14,882,634.20$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 39,744 119.80 4,761,331.20$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (119) 121.68 14,479.92$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26) 119.80 3,114.80$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 120.77 966.17$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 645 120.52 77,737.38$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (743) 119.40 88,714.20$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22 120.76 2,656.73$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,853 120.36 223,018.52$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 55 120.56 6,630.64$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 194 119.99 23,278.80$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 562 121.43 68,243.47$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (320) 120.20 38,464.00$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28) 120.19 3,365.44$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (35,901) 119.80 4,300,939.80$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (133) 120.44 16,017.95$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,917 121.47 232,851.92$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22,475 120.94 2,718,181.68$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (159) 123.49 19,634.91$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (166) 123.49 20,499.34$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (645) 123.49 79,651.05$ 24-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (4,323) - -$ 24-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 46,243 - -$ 24-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 7 119.40 835.80$ 24-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 3,114 - -$ 24-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,954) - -$ 24-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,597 - -$ 24-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 132,074 - -$ 24-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,208) - -$ 24-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,125 - -$ 24-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,125) - -$ 24-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,722) - -$ 24-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,002) - -$ 24-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (115,000) - -$ 24-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (76,712) - -$ 24-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,288) - -$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 619 119.80 74,156.20$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 119.80 958.40$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22 119.80 2,635.60$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22) 119.80 2,635.60$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 119.80 958.40$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 119.80 119.80$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 119.80 119.80$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,244 119.06 148,108.05$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40) 119.16 4,766.35$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 36 119.60 4,305.60$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,175) 118.93 139,739.29$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (248) 119.29 29,584.21$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,550 119.20 1,972,825.36$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 119.55 1,434.57$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (452) 119.15 53,858.04$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 241 119.23 28,735.55$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 119.60 239.20$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 205 118.99 24,393.38$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,097 119.21 130,778.14$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,208 119.60 144,476.80$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 466 119.03 55,468.07$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 375 119.06 44,647.50$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17,221) 119.06 2,050,332.26$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,221 119.06 2,050,332.26$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,987 119.06 831,872.22$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,097) 119.80 131,420.60$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,083) 119.80 848,543.40$ 25-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (50,000) - -$ 25-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,744) - -$ 25-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (46,243) - -$ 25-Feb-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 13,908 119.14 1,657,000.51$ 25-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,557 - -$ 25-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (263) 119.60 31,454.80$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 117.12 702.69$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,854) 115.09 213,380.43$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 117.16 3,632.05$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (32,048) 116.67 3,738,975.42$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (160) 116.88 18,701.15$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (87) 115.51 10,049.37$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (913) 115.02 105,013.26$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,910 115.71 1,840,893.64$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (288) 115.51 33,265.88$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40,693 115.48 4,699,112.23$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 225 116.30 26,167.03$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,348 115.02 1,075,206.96$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20 115.69 2,313.71$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17 115.51 1,963.67$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,068) 117.21 125,179.11$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 783 116.22 91,000.34$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 206 116.62 24,024.50$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (752) 119.06 89,533.12$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (910) 119.06 108,344.60$ 26-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,416) 119.06 406,708.96$ 26-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 25,000 - -$ 26-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 20,000 - -$ 26-Feb-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 22,946 117.81 2,703,190.24$ 26-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (129) 117.20 15,118.80$ 26-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,286) 117.20 150,719.20$ 26-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 123 117.20 14,415.60$ 26-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 4,152 - -$ 26-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (462) 115.02 53,139.24$ 26-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (664) 115.02 76,373.28$ 26-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,690 - -$ 26-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,000 - -$ 26-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (23,559) - -$ 26-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 19,573 - -$ 26-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,986 - -$ 26-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (225,536) - -$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (225) 116.81 26,282.25$ 27-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (211) 116.69 24,621.59$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26,109) 116.69 3,046,659.21$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,109 116.69 3,046,659.21$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,859 116.69 917,066.71$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 118 116.73 13,773.89$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 92 116.81 10,746.80$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 55 116.95 6,432.08$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,232) 116.69 727,212.08$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,726 116.68 1,484,905.50$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,805) 116.69 327,315.45$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 116.83 1,752.38$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,558 116.20 181,039.60$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (586) 116.64 68,349.88$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,492) 116.43 290,154.94$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,043 116.64 471,580.29$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,539 116.76 646,741.18$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 80 116.75 9,340.00$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19) 116.97 2,222.38$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (180) 116.67 21,001.22$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 304 116.71 35,480.61$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,000 116.66 699,965.40$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (35) 115.02 4,025.70$ 27-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,551) 115.02 178,396.02$ 27-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow 100,000 - -$ 27-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 3,114 - -$ 27-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 264 116.69 30,806.16$ 27-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 31 116.20 3,602.20$ 23/26

TRADES FOR RELEVANT PERIOD Appendix 27-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 219 - -$ 27-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (219) - -$ 27-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 45,962 - -$ 27-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 28 - -$ 27-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (251,450) - -$ 27-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,400) - -$ 27-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (39,714) - -$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,952) 113.37 221,298.24$ 28-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 38 113.37 4,308.06$ 28-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (198) 113.37 22,447.26$ 28-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 7 113.37 793.59$ 28-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 3 113.37 340.11$ 28-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 49 113.37 5,555.13$ 28-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 3,280 113.37 371,853.60$ 28-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (3) 113.37 340.11$ 28-Feb-25 J.P. MORGAN SECURITIES PLC Equity Buy 58 113.37 6,575.46$ 28-Feb-25 J.P. MORGAN SECURITIES PLC Equity Sell (28) 113.37 3,174.36$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 113.37 906.96$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 35 113.37 3,967.95$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (35) 113.37 3,967.95$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 113.37 1,247.07$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 206 113.37 23,354.22$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (206) 113.37 23,354.22$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 309 113.37 35,031.33$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (215) 113.37 24,374.55$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 215 113.37 24,374.55$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,798) 113.41 430,742.24$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,006 113.24 227,161.19$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 276 113.63 31,361.42$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46,740) 113.37 5,298,913.80$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (423) 113.45 47,987.68$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 350 113.78 39,822.59$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 114.18 1,826.88$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,059 113.79 234,284.21$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17,010) 113.36 1,928,197.65$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51) 113.72 5,799.63$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,834 114.03 437,177.41$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,176) 113.37 246,693.12$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (52) 113.37 5,895.24$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,518) 113.37 512,205.66$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (176) 113.37 19,953.12$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,932) 116.69 225,445.08$ 28-Feb-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (350) 116.69 40,841.50$ 28-Feb-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,000) - -$ 28-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Sell (4,670) 113.37 529,437.90$ 28-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 46 113.37 5,215.02$ 28-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (110) 115.00 12,650.00$ 28-Feb-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,076 - -$ 28-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (484) 113.37 54,871.08$ 28-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (384) 115.00 44,160.00$ 28-Feb-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 70 115.00 8,050.00$ 28-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,090) - -$ 28-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (799) - -$ 28-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (34,275) - -$ 28-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16,490) - -$ 28-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,685) - -$ 28-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (295) - -$ 28-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,690) - -$ 28-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (398) - -$ 28-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (104,891) - -$ 28-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 52,115 - -$ 28-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 934 - -$ 28-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (934) - -$ 28-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 295 - -$ 28-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 28 - -$ 28-Feb-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,838) - -$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 484 115.78 56,035.10$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (484) 115.78 56,035.10$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47 116.23 5,462.81$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 116.67 233.33$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 116.67 1,283.32$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 116.67 233.33$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (364) 117.41 42,737.24$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 686 116.51 79,927.30$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,248) 115.07 373,750.51$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (131) 115.89 15,182.19$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 930 116.11 107,986.95$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 116.34 232.68$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 54 116.76 6,305.27$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,232 117.41 731,699.12$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 161 116.80 18,805.21$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 828 116.16 96,181.97$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,044) 117.13 122,279.18$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 131 116.71 15,289.56$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,753 115.19 432,318.56$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,900 116.49 1,852,174.99$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,900) 113.37 1,802,583.00$ 3-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (49) 113.37 5,555.13$ 3-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (15,000) - -$ 3-Mar-25 J.P. MORGAN SECURITIES PLC Equity Buy 1,867 115.10 214,895.06$ 3-Mar-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (73) 115.41 8,424.61$ 3-Mar-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (40) 115.24 4,609.48$ 3-Mar-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (322) 115.25 37,111.63$ 3-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Sell (926) 115.41 106,866.70$ 3-Mar-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (110) 115.41 12,694.75$ 3-Mar-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (58) 115.25 6,684.70$ 3-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Sell (2,360) 115.41 272,360.05$ 3-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (745) 115.41 85,978.07$ 3-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (390) 115.25 44,948.87$ 3-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (462) 115.41 53,317.94$ 3-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (242) 115.25 27,891.35$ 3-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,795) 115.41 207,155.21$ 3-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (940) 115.25 108,338.29$ 3-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (3,328) 115.41 384,073.83$ 3-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (11,506) 115.25 1,326,106.77$ 3-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (72,250) 115.25 8,327,065.38$ 3-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 5,709 - -$ 3-Mar-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (616) 115.41 71,090.59$ 3-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Sell (485) 115.25 55,897.95$ 3-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (253) 117.41 29,704.73$ 3-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (2,421) - -$ 3-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Sell (1,237) 115.25 142,568.58$ 3-Mar-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 49 115.00 5,635.00$ 3-Mar-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (340) 115.41 39,238.31$ 3-Mar-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (178) 115.25 20,515.12$ 3-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,744) 115.25 201,002.10$ 3-Mar-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 58 115.00 6,670.00$ 3-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (21,960) 115.41 2,534,333.33$ 3-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (46,768) 115.41 5,397,345.22$ 3-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (24,503) 115.25 2,824,056.51$ 3-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (137,899) 115.41 15,914,482.31$ 3-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 48,600 - -$ 3-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 314 - -$ 3-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,744 - -$ 3-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,139 - -$ 3-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 68,922 - -$ 3-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,563 - -$ 3-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1 - -$ 3-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (317,328) - -$ 4-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,668) 117.41 1,135,119.88$ 4-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,570) 115.35 296,449.50$ 4-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,219) 117.18 142,842.42$ 4-Mar-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,552) 117.18 181,863.36$ 4-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,116) 117.18 365,132.88$ 4-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40) 116.41 4,656.34$ 24/26

TRADES FOR RELEVANT PERIOD Appendix 4-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 140 116.93 16,370.09$ 4-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 39,391 116.51 4,589,289.78$ 4-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,395 116.92 280,022.92$ 4-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (547) 116.01 63,458.62$ 4-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 116.48 2,446.08$ 4-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,183) 116.79 605,335.71$ 4-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 302 116.45 35,169.07$ 4-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 116.28 1,279.07$ 4-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 117.41 11,741.00$ 4-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 117.41 1,291.51$ 4-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (54) 117.41 6,340.14$ 4-Mar-25 J.P. MORGAN SECURITIES PLC Equity Buy 27 117.18 3,163.86$ 4-Mar-25 J.P. MORGAN SECURITIES PLC Equity Sell (27) 117.18 3,163.86$ 4-Mar-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,574) 116.04 182,647.90$ 4-Mar-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 13 116.55 1,515.15$ 4-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (70,980) - -$ 4-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (9,464) - -$ 4-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,690 - -$ 4-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,366 - -$ 4-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 25,000 - -$ 4-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (21,731) - -$ 4-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (63,061) - -$ 4-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,000 - -$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,451) 117.50 287,992.50$ 5-Mar-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,069) 117.50 125,607.50$ 5-Mar-25 J.P. MORGAN SECURITIES PLC Equity Sell (7,871) 117.50 924,842.50$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 117.50 1,292.50$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,690 117.50 1,256,075.00$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,690) 117.50 1,256,075.00$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 117.50 1,292.50$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 117.50 117.50$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 117.50 117.50$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,953 117.50 934,477.50$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,443 117.50 1,932,052.50$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,443) 117.50 1,932,052.50$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,386 117.50 1,102,855.00$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 562 117.50 66,035.00$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 117.77 1,884.29$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,457 118.00 1,705,876.34$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,269) 117.92 1,564,656.90$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,189) 117.50 492,207.50$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,265 117.78 266,766.56$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,446 117.50 287,405.00$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,729) 117.86 1,146,644.68$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (512) 118.14 60,487.33$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 109 117.74 12,833.68$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,150) 117.50 1,780,125.00$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (110) 118.14 12,995.64$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,821) 117.50 1,388,967.50$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,810) 117.50 330,175.00$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (109) 117.18 12,772.62$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (53) 117.18 6,210.54$ 5-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,267) 117.18 265,647.06$ 5-Mar-25 J.P. MORGAN SECURITIES PLC Equity Buy 4,078 118.33 482,566.87$ 5-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (240) 118.40 28,416.00$ 5-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 40,000 - -$ 5-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 60,000 - -$ 5-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (28) - -$ 5-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16,972) - -$ 5-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (305,000) - -$ 5-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,185,000) - -$ 6-Mar-25 J.P. MORGAN SECURITIES PLC Equity Sell (424) 114.92 48,726.08$ 6-Mar-25 J.P. MORGAN SECURITIES PLC Equity Sell (178) 114.92 20,455.76$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,631 114.92 187,434.52$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,631) 114.92 187,434.52$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (61) 115.38 7,038.18$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,286) 115.21 609,007.84$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,806 114.92 322,465.52$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,000 115.36 2,422,574.26$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,197 115.80 717,613.07$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 817 114.92 93,889.64$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,534 114.92 980,727.28$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,098 114.92 126,182.16$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 88 115.19 10,136.93$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (367) 115.52 42,397.54$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27 115.14 3,108.78$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48,566 115.17 5,593,504.79$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,667) 114.53 992,649.62$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,539) 115.32 523,449.63$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (183) 117.50 21,502.50$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27) 117.50 3,172.50$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (116) 117.50 13,630.00$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 114.92 1,264.12$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 37 114.92 4,252.04$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (37) 114.92 4,252.04$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 114.92 1,264.12$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 114.92 344.76$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 114.92 344.76$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,855) 114.92 1,362,376.60$ 6-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,932 114.92 1,371,225.44$ 6-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow 50,000 - -$ 6-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,644) - -$ 6-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (95) - -$ 6-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (181) - -$ 6-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (612) - -$ 6-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (73) - -$ 6-Mar-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,072) 115.48 123,791.67$ 6-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 6,572 114.92 755,254.24$ 6-Mar-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 1,842 114.92 211,682.64$ 6-Mar-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (94) 114.44 10,757.36$ 6-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,359 - -$ 6-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,447 - -$ 6-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 31,553 - -$ 6-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (546) - -$ 6-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 75,000 - -$ 6-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (550) - -$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (186) 115.20 21,427.20$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,115 114.92 1,047,514.29$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 114.89 3,561.62$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,484 115.20 746,956.80$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 115.09 1,265.94$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,063 115.61 122,893.03$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (725) 115.46 83,705.08$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 229 114.89 26,308.70$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 185 115.02 21,278.42$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (663) 115.71 76,714.76$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19 114.97 2,184.41$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (158) 115.60 18,265.47$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,532) 115.20 406,886.40$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,049) 115.59 121,258.91$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 114.92 3,562.52$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 114.92 1,608.88$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,490) 115.20 1,323,648.00$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 115.20 1,267.20$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 115.20 1,267.20$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 178 115.20 20,505.60$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (178) 115.20 20,505.60$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 115.20 806.40$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 115.20 806.40$ 7-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 317 115.20 36,518.40$ 7-Mar-25 J.P. MORGAN SECURITIES PLC Equity Buy 109 115.20 12,556.80$ 7-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,331) - -$ 7-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow 115,000 - -$ 7-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow 700,000 - -$ 7-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow 50,000 - -$ 25/26

TRADES FOR RELEVANT PERIOD Appendix 7-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,270) - -$ 7-Mar-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,750) 115.11 201,442.85$ 7-Mar-25 J.P. MORGAN SECURITIES LLC Equity Borrow 400,000 - -$ 7-Mar-25 J.P. MORGAN SECURITIES LLC Equity Borrow 600,000 - -$ 7-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (536) 115.72 62,025.92$ 7-Mar-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 677 115.20 77,990.40$ 7-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 434 115.20 49,996.80$ 7-Mar-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 126 115.72 14,580.72$ 7-Mar-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 93 115.72 10,761.96$ 7-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 97 115.72 11,224.84$ 7-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 6,403 - -$ 7-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,000 - -$ 7-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (550) - -$ 7-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 205,000 - -$ 7-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,794) - -$ 7-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (17) - -$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment 542 - -$ 10-Mar-25 J.P. MORGAN SECURITIES LLC Equity On-Lend Return (62,531) - -$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (159) 115.20 18,316.80$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,239) 118.71 147,081.69$ 10-Mar-25 J.P. MORGAN SECURITIES PLC Equity Buy 37 117.73 4,356.11$ 10-Mar-25 J.P. MORGAN SECURITIES PLC Equity Buy 34 117.91 4,008.85$ 10-Mar-25 J.P. MORGAN SECURITIES PLC Equity Buy 265 118.25 31,335.36$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 118.71 1,305.81$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,443) 118.71 290,008.53$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,443 118.71 290,008.53$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 118.71 1,305.81$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,840) 118.71 218,426.40$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 91 118.80 10,811.20$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,997 118.68 711,714.41$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27 118.05 3,187.26$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,558 118.71 184,950.18$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 201 117.74 23,665.11$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,016 117.22 353,531.98$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,178) 117.27 372,699.50$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 118.95 7,612.80$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,000) 116.71 1,867,401.46$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 117.66 1,647.20$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,971) 118.91 353,270.28$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (118) 118.08 13,933.88$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,694 118.38 1,029,207.64$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,355 118.38 397,169.50$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,049) 115.20 1,388,044.80$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,877) 115.20 331,430.40$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27) 115.20 3,110.40$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (201) 115.20 23,155.20$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,884) 115.20 562,636.80$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (663) 118.71 78,704.73$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 663 118.71 78,704.73$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (469) 118.71 55,674.99$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 147 118.71 17,450.37$ 10-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (147) 118.71 17,450.37$ 10-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow 75,000 - -$ 10-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow 16,097 - -$ 10-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow 4,200 - -$ 10-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow 150,000 - -$ 10-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow 100,000 - -$ 10-Mar-25 J.P. MORGAN SECURITIES PLC Equity Borrow 400,000 - -$ 10-Mar-25 J.P. MORGAN SECURITIES PLC Equity Buy 1,338 117.00 156,552.02$ 10-Mar-25 J.P. MORGAN SECURITIES LLC Equity Borrow 250,000 - -$ 10-Mar-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (17,400) 117.76 2,048,964.84$ 10-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (299) 118.71 35,494.29$ 10-Mar-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 149 116.00 17,284.00$ 10-Mar-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Adjustment 70,980 - -$ 10-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,811 - -$ 10-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,468 - -$ 10-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 746 - -$ 10-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,076) - -$ 10-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,000 - -$ 10-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,817 - -$ 10-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,120) - -$ 10-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 13,140 - -$ 10-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 342 - -$ 10-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 15,076 - -$ 10-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 642,981 - -$ 10-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 13,364 - -$ 10-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (251) - -$ 10-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 251 - -$ 10-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,692 - -$ 10-Mar-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (56) - -$ Balance at end of relevant period 19,904,059.23 26/26

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Overseas Securities Lending Agreement (“OSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Barclays Capital Securities Limited ( “Borrower”) Transfer date Settlement date 22-Jan-2025 04-Mar-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(vi) of the standard form OSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and BNP Paribas Financial Markets (Borrower) Transfer date Settlement Date 30-Jul-2024 30-Aug-2024 06-Sep-2024 09-Sep-2024 26-Sep-2024 27-Sep-2024 03-Oct-2024 07-Oct-2024 08-Oct-2024 21-Oct-2024 22-Oct-2024 23-Oct-2024 24-Oct-2024 28-Oct-2024 29-Oct-2024 07-Nov-2024 08-Nov-2024 14-Nov-2024 02-Dec-2024 04-Dec-2024 05-Dec-2024 06-Dec-2024 09-Dec-2024 11-Dec-2024 12-Dec-2024 13-Dec-2024 16-Dec-2024 24-Dec-2024 30-Dec-2024 31-Dec-2024 02-Jan-2025 06-Jan-2025 07-Jan-2025 08-Jan-2025 09-Jan-2025 13-Jan-2025 15-Jan-2025 03-Feb-2025 04-Feb-2025 06-Feb-2025 11-Feb-2025 13-Feb-2025 19-Feb-2025 21-Feb-2025 03-Mar-2025

05-Mar-2025 06-Mar-2025 10-Mar-2025 11-Mar-2025 12-Mar-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Citigroup Global Markets Limited (Borrower) Transfer date Settlement Date 07-Feb-2025 10-Feb-2025 11-Feb-2025 18-Feb-2025 19-Feb-2025 25-Feb-2025 27-Feb-2025 28-Feb-2025 06-Mar-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Master Securities Lending Agreement (“MSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Goldman Sachs & Co. LLC ( “Borrower”) Transfer date Settlement Date 17-Feb-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out as per the rights of the borrower as stated in the MSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Goldman Sachs International (Borrower) Transfer date Settlement Date 21-Oct-2024 03-Mar-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Macquarie Bank Limited(Borrower) Transfer date Settlement Date 11-Mar-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Merrill Lynch International(Borrower) Transfer date Settlement Date 03-Dec-2024 23-Dec-2024 15-Jan-2025 16-Jan-2025 21-Jan-2025 22-Jan-2025 29-Jan-2025 12-Feb-2025 14-Feb-2025 19-Feb-2025 24-Feb-2025 26-Feb-2025 28-Feb-2025 03-Mar-2025 06-Mar-2025 10-Mar-2025 11-Mar-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions.

Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Morgan Stanley & Co. International PLC (Borrower) Transfer date Settlement Date 21-Feb-2025 03-Mar-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and NATIONAL AUSTRALIA BANK LIMITED (“Borrower”) Transfer date Settlement Date 09-May-2024 18-Sep-2024 19-Sep-2024 27-Sep-2024 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and UBS Securities Australia Ltd (Borrower) Transfer date Settlement Date 17-Feb-2025 24-Feb-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Institutional Account Agreement Parties to agreement JP Morgan Securities LLC for itself and as agent and trustee for the other J.P. Morgan Entities and NATIONAL FINANCIAL SERVICES LLC - AS AGENT and VANGUARD GROUP INC (AS AGT) (herein referred to as “JPMS”). “ J.P. Morgan Entities” means, as the context may require or permit, any and all of JPMSL, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC., J.P. Morgan Markets Limited, J.P. Morgan Securities Australia Limited, J.P. Morgan Securities (Asia Pacific) Limited, J.P. Morgan Securities Japan Co., Ltd and J.P. Morgan Prime Nominees Limited and any additional entity notified to the Company from time to time. Transfer date Settlement Date 11-Mar-2025 12-Mar-2025 Holder of voting rights JPMS is the holder of the voting rights from the time at which it exercises its right to borrow. Notwithstanding this, please note that the Company has the right to recall equivalent securities if it wishes to exercise its voting rights in respect of the securities. Are there any restriction on voting rights Yes If yes, detail JPMS will not be able to exercise voting rights in circumstances where the Company has recalled equivalent securities from JPMS before the voting rights have been exercised. In these circumstances, JPMS must return the securities to the Company and the Company holds the voting rights. Scheduled return date (if any) N/A. There is no term to the loan of securities. Does the borrower have the right to return early? Yes. If yes, detail JPMS has the right to return all and any securities or equivalent securities early at any time. Does the lender have the right to recall early? Yes. If yes, detail The Company has the right to recall all or any equivalent securities on demand. Will the securities be returned on settlement? Yes. Settlement of the loan will occur when JPMS returns equivalent securities to the Company. There is no term to the loan of securities. If yes, detail any exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement HSBC Bank plc (as agent) and J.P. Morgan Securities plc Transfer date Settlement Date 16-Jan-2025 22-Jan-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions

Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement J.P. MORGAN SECURITIES PLC ("borrower") and HSBC GBL AM UK LTD - HSBC INDEX TRACKER INVESTMENT FUNDS - FTSE ALL-WD INDX FD ("lender") Transfer date Settlement Date 16-Jan-2025 22-Jan-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail Neither party (borrower or lender as the case may be) holding the securities shall have any obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities on any business day by giving such notice as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement J.P. MORGAN SECURITIES PLC ("borrower") and HSBC GLOBAL ASSET MANAGEMENT (UK) LIMITED - HSBC PACIFIC INDEX FUND ("lender") Transfer date Settlement Date 16-Jan-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail Neither party (borrower or lender as the case may be) holding the securities shall have any obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities on any business day by giving such notice as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement ABU DHABI INVESTMENT AUTHORITY (HSBC GULF FUND (TP EQ) 2021) ('lender'), J.P. Morgan Securities PLC ('borrower) Transfer date Settlement Date 16-Jan-2025 21-Jan-2025 11-Feb-2025 12-Mar-2025 Holder of voting rights Party holding collateral that has the voting rights. Are there any restriction on voting rights No, unless separately agreed to the contrary. If yes, detail NA Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail This right is subject to the requirement that the borrower deliver alternative collateral acceptable to the lender and also to the mark to market requirements of ss 5.4 and 5.5 of this agreement. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities on any business day by giving such notice as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Equivalent Securities must be returned. If yes, detail any exceptions Absent default, there are no exceptions. Statement No

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement Blackrock Advisors (UK) Limited ("lender") and J.P. Morgan Securities plc ("borrower") Transfer date Settlement Date 15-Nov-2024 13-Dec-2024 21-Jan-2025 22-Jan-2025 29-Jan-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes.

If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Overseas Securities Lender's Agreement ("OSLA") Parties to agreement J.P. Morgan Securities Plc ("borrower") and Citibank N.A. acting as Agent ("lender") Transfer date Settlement Date 12-Feb-2025 14-Feb-2025 28-Feb-2025 12-Mar-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(vi) of the standard form OSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes

If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement HSBC Bank plc (as agent) and J.P. Morgan Securities plc Transfer date Settlement Date 02-Aug-2024 16-Dec-2024 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement HSBC Bank plc (as agent) and J.P. Morgan Securities plc Transfer date Settlement Date 15-Jan-2025 16-Jan-2025 17-Jan-2025 21-Jan-2025 10-Feb-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes

If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement J.P. MORGAN SECURITIES PLC ("borrower") and HSBC A/C CLIENT - OSPREY ("lender") Transfer date Settlement Date 24-Dec-2024 14-Jan-2025 21-Jan-2025 29-Jan-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail Neither party (borrower or lender as the case may be) holding the securities shall have any obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities on any business day by giving such notice as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Overseas Securities Lender’s Agreement (“OSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) J.P. Morgan Securities plc (“borrower”) Transfer date Settlement Date 09-Dec-2024 10-Dec-2024 07-Jan-2025 09-Jan-2025 20-Jan-2025 21-Jan-2025 22-Jan-2025 29-Jan-2025 30-Jan-2025 03-Feb-2025 04-Feb-2025 05-Feb-2025 06-Feb-2025 07-Feb-2025 11-Feb-2025 14-Feb-2025 24-Feb-2025 03-Mar-2025 06-Mar-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(vi) of the standard form OSLA. Scheduled return date (if any) None

Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Master Overseas Securities Borrowing Agreement Parties to agreement J.P. Morgan Securities Plc ("borrower") and The Northern Trust Company as agent ("lender") Transfer date Settlement Date 13-Dec-2024 22-Jan-2025 24-Jan-2025 29-Jan-2025 06-Feb-2025 07-Feb-2025 11-Feb-2025 10-Mar-2025 11-Mar-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is in clause 4(B)(vi) of the agreement. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions

Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement RBC Investor Services Trust ("lender") and J.P. Morgan Securities Plc ("borrower") Transfer date Settlement Date 13-Dec-2024 03-Feb-2025 05-Feb-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions.

Will the securities be returned on settlement? Yes If yes, detail any exceptions No exception Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement J.P. Morgan Securities plc ("borrower") and State St Bank and Trust Company as agent ("lender") Transfer date Settlement Date 11-Nov-2024 22-Jan-2025 30-Jan-2025 03-Feb-2025 04-Feb-2025 11-Mar-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes

If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Overseas Securities Lender’s Agreement (“OSLA”) Parties to agreement The Bank of New York Mellon Corporation (formerly known as The Bank of New York) (acting as agent) (“lender”), J.P. Morgan Securities Plc (“borrower”) Transfer date Settlement Date 17-Jul-2024 25-Jul-2024 29-Jul-2024 05-Aug-2024 26-Sep-2024 15-Nov-2024 29-Nov-2024 10-Dec-2024 06-Jan-2025 09-Jan-2025 13-Jan-2025 20-Jan-2025 22-Jan-2025 30-Jan-2025 31-Jan-2025 03-Feb-2025 05-Feb-2025 06-Feb-2025 10-Feb-2025 13-Feb-2025 18-Feb-2025 12-Mar-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(ii) of the standard form OSLA.

Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement J.P. Morgan Securities plc ("borrower") and UBS Switzerland AG ("lender") Transfer date Settlement Date 09-Jan-2025 13-Jan-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions.

Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 12-Mar-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 10-Mar-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement J.P. Morgan Securities plc ("borrower") and HSBC Bank plc (as agent) ("lender") Transfer date Settlement Date 16-Jan-2025 22-Jan-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.